  Exhibit 99.1
UNDERWRITING AGREEMENT

October 26, 2020

Silver Elephant Mining Corp.
409 Granville Street, Suite 1610
Vancouver, BC V6C 1T2

Attention:             John Lee
Executive Chairman

The undersigned, Mackie Research Capital Corporation (“Mackie”), Canaccord Genuity Corp. and Sprott Capital Partners LP (together with Mackie, the “Underwriters” and each individually an “Underwriter”), understand that Silver Elephant Mining Corp. (the “Corporation”) proposes to issue and sell 20,000,000 common shares of the Corporation (“Common Shares”) pursuant to a (final) short-form prospectus as hereinafter in this Agreement provided (the “Offering” and the Common Shares to be issued under the Offering being the “Offered Shares”) at a price of $0.40 per Offered Share (the “Purchase Price”).

In addition, the Corporation hereby grants to the Underwriters an over-allotment option (“Over-Allotment Option”) to purchase from the Corporation additional Common Shares (“Over-Allotment Shares”) each at the Purchase Price representing up to 15% of the number of Offered Shares contemplated in the previous paragraph, which the Underwriters may elect at their discretion to exercise, and which option is exercisable in whole or in part on one or more occasions by notice given at any time up to and including 30 days following the Closing Date (as defined below) to cover over allotments and for market stabilization purposes. Unless otherwise specifically referenced or unless the context otherwise requires, all references to “Offered Shares” herein shall include the Over-Allotment Shares.

Subject to the terms and conditions set out in this Agreement, the Underwriters hereby severally offer to purchase from the Corporation, or obtain subscriptions from substituted purchasers for the purchase of, in the respective percentages set forth in Section 15 hereof, and the Corporation hereby agrees to sell to the Underwriters (or such substituted purchasers), all but not less than all of the Offered Shares pursuant to the Offering.

DEFINITIONS AND PRINCIPLES OF INTERPRETATION

In this Agreement:

“1933 Act” means the U.S. Securities Act of 1933, as amended;

“1934 Act” means the U.S. Securities Exchange Act of 1934, as amended;

“affiliate” has the meaning given to it in National Instrument 45-106 – Prospectus Exemptions;

“Agreement” means the agreement resulting from the acceptance by the Corporation of the offers made by Mackie and the Underwriters by this letter;

“Ancillary Documents” means all agreements, certificates and documents executed and delivered, or to be executed and delivered, by the Corporation in connection with the transactions contemplated by this Agreement;

“Applicable Securities Laws” means, collectively, and, as the context may require, the securities Laws of each of the Qualifying Provinces and the respective regulations and rules made under those securities Laws together with all applicable published policy statements, blanket orders and rulings of the Canadian Securities Regulators and all discretionary orders or rulings, if any, of the Canadian Securities Regulators applicable to the transactions contemplated by this Agreement and the securities legislation and policies of each other relevant jurisdiction together with applicable published policy statements of the securities regulators in such other relevant jurisdictions;

“associate” has the meaning given to it in Section 1 of the Securities Act (Ontario);

“Auditors” means Davidson & Company LLP, the auditors of the Corporation;

“BCSC” means the British Columbia Securities Commission;

“Business Day” means a day that is not a Saturday, a Sunday or a statutory or civic holiday in the City of Toronto;

“Canadian Securities Regulators” means the applicable securities commission or regulatory authority in each of the Qualifying Provinces;

“Claim” has the meaning given to it in Section 12(a);

“Closing Date” means November 12, 2020 or such earlier or later date as the Underwriters may designate for the closing of the Offering, provided that in no event (unless otherwise agreed to by the Corporation) shall such date be later than the Latest Closing Date;

“Closing Time” means 8:00 a.m. (Toronto time) on the Closing Date or such other time on the Closing Date as the Underwriters may determine;

“COMIBOL” means the Corporacion Minera de Bolivia, being the remaining party to the mining production contract in respect to the Pulacayo Paca Project, other than the Corporation or the Corporation Subsidiaries;

“Common Shares” has the meaning given to it in the first paragraph of this Agreement;

“Compensation Options” has the meaning given to it in Section 5;

“Contract” means any written or oral agreement, indenture, contract, lease, sublease, deed of trust, licence, option, or other legally enforceable obligation of or in favour of the applicable party;

“Corporation” has the meaning given to it in the first paragraph of this Agreement;

“Corporation Subsidiaries” means the subsidiaries of the Corporation listed in Schedule B attached hereto;

“Corporation’s Counsel” means MLT Aikins LLP;

“Corporation’s Information Record” means: (i) any statement contained in any press release, material change report, financial statement, annual information form (including, in the case of the Corporation, its Form 20F dated March 30, 2020), annual or interim report, proxy circular or other document of the Corporation which has been or is publicly disseminated by or with the consent of the Corporation, whether pursuant to any Applicable Securities Laws or otherwise, and which has been filed on SEDAR, and (ii) any information which appears on the Corporation’s website;

“Directed Selling Efforts” means directed selling efforts as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity in this Agreement, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for the Offered Shares and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of the Offered Shares;

“Disqualification Event” has the meaning given to it in Section 2(c)(xv);

“distribution”, “material change” and “material fact” have the respective meanings given to them in the Securities Act (Ontario);

“Documents Incorporated by Reference” means the annual information form of the Corporation (being, in the case of the Corporation, its Form 20F dated March 30, 2020), the management information circular dated January 31, 2020, in connection with the special meeting of shareholders of the Corporation that was held on March 16, 2020, the management information circular dated May 25, 2020, in connection with the Corporation’s annual and special meeting of shareholders held on July 7, 2020, the Financial Information, and all other documents incorporated or deemed to be incorporated by reference into the Prospectus and any Prospectus Amendment by Applicable Securities Laws;

“due inquiry”, when used in relation to the Corporation, means after inquiries have been made of the appropriate officers, employees, directors, legal counsel and auditors of the Corporation who may reasonably be expected to have knowledge of facts which are material with respect to the fact in question;

“Employee Plans” has the meaning given to it in Section 7(bb);

“Enforceability Qualifications” means that enforceability is subject to bankruptcy, insolvency and other similar Laws affecting creditors’ rights generally and to general principles of equity;

“Expenses” has the meaning given to it in Section 14;

“FCPA Legislation” means all applicable foreign corrupt practice Laws, including the Corruption of Foreign Public Officials Act (Canada) and analogous provisions of the Bolivian Penal Code and Law against Corruption, Illicit Enrichment, and the Investigation of Assets, the United States Foreign Corrupt Practices Act;

“Final U.S. Placement Memorandum” means the final U.S. placement memorandum, in form satisfactory to the Corporation and the Underwriters, including the Final Prospectus;

“Financial Information” means the Corporation’s: (i) audited consolidated financial statements and the notes thereto for the financial years ended December 31, 2019 and 2018, together with the report of the auditors thereon; and (ii) management’s discussion and analysis of financial condition and results of operations for the financial year ended December 31, 2019; (iii) the Corporation’s unaudited interim financial statements and the notes thereto for the three months and six months ended June 30, 2020; and (iv) management’s discussion and analysis of financial condition and results of operations for the three months and six months ended June 30, 2020;

“Final Prospectus” means the (final) short form prospectus of the Corporation relating to the proposed distribution of the Offered Shares and any and all Documents Incorporated by Reference therein;

“Final Prospectus Date” means the date on which the Final Prospectus is filed, which shall be no later than November 4, 2020 or such other date as the Corporation and the Underwriters may determine;

“General Solicitation” and “General Advertising” means “general solicitation or general advertising”, as used in Rule 502(c) under the 1933 Act, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio, television or the Internet, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising;

“Gibellini Mineral Rights” has the meaning given to it in Section 7(hh);

“Gibellini Project” means the Corporation’s Gibellini vanadium project located in Nevada, United States, as more particularly described in the Corporation’s Information Record;

“Gibellini Property Lessors” means the lessors of the Gibellini Mineral Rights to the relevant Corporation Subsidiaries;

“Gibellini Technical Report” means the technical report dated May 29, 2018, and titled “Gibellini Vanadium Project, Eureka County, Nevada, NI 43-101 Technical Report on Preliminary Economic Assessment”, by Amec Foster Wheeler;

“Gibellini Title Opinion” has the meaning given to it in Section 10(f);

“Governmental Authority” means any (i) multinational, federal, provincial, state, municipal, local or other governmental or public department, court, commission, board, bureau, agency or instrumentality, domestic or foreign; (ii) any subdivision or authority of any of the foregoing; (iii) any quasi-governmental, self-regulatory organization or private body exercising any regulatory, expropriation or taxing authority under or for the account of its members or any of the above (including the Stock Exchange); or (iv) any arbitrator exercising jurisdiction over the affairs of the applicable person, asset, obligation or other matter;

“IFRS” has the meaning given to it in Section 7(f)(ii);

“includes” or “including” means includes or including (as applicable) without limitation and shall not be construed to limit any general statement which it follows to the specific or similar items or matters immediately following it;

“Indemnified Party” has the meaning given to it in Section 12(a);

“knowledge” means to the best of a Person’s knowledge, information and belief after due inquiry;

“Latest Closing Date” means November 19, 2020;

“Laws” means any federal, provincial, state or municipal law, statute, ordinance, regulation, rule, by-law, judgment, decree, order or award of any authority having jurisdiction over the Corporation or the Underwriters;

“Lien” means any encumbrance or title defect of whatever kind or nature, regardless of form, whether or not registered or registrable and whether or not consensual or arising by Law (statutory or otherwise), including any mortgage, lien, charge, pledge or security interest, whether fixed or floating, or any assignment, lease, option, right of pre-emption, privilege, encumbrance, easement, hypothec, pledge, title retention agreement, reservation of title, servitude, right of way, restrictive covenant, right of use or any matter capable of registration against title or any other right or claim of any kind or nature whatever which affects ownership or possession of, or title to, any interest in, or the right to use or occupy property or assets;

“Mackie” has the meaning given to it in the first paragraph of this Agreement;

“Material Adverse Effect” means the effect resulting from any event or change which has a material adverse effect on the consolidated business, affairs, capital, operations or assets (including assets in which the Corporation has a direct or indirect economic interest) of the Corporation;

“misrepresentation” means a misrepresentation as defined under the Applicable Securities Laws or any of them or, where undefined under the Applicable Securities Laws of a jurisdiction, means (i) an untrue statement of a material fact, or (ii) an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made;

“NEO” has the meaning given to it in Form 51-102F6 Statement of Executive Compensation;

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects;

“NI 44-101” means National Instrument 44-101 – Short Form Prospectus Distributions;

“Offering” means the offering of 20,000,000 Offered Shares and up to 3,000,000 Over-Allotment Shares pursuant to this Agreement;

“Outstanding Convertible Securities” means all options granted to or by the Corporation (whether put or call options), including options granted or proposed to be granted to officers, directors, employees or consultants, share purchase or acquisition rights or warrants and other convertible securities of the Corporation outstanding as at the date of this Agreement, whether issued pursuant to an established plan or otherwise;

“Over-Allotment Closing” has the meaning given to that term in Section 9;

“Over-Allotment Closing Date” means any date on which Over-Allotment Shares will be purchased pursuant to this Agreement, with each such date to be within 30 days of the Closing Date and, in any event, no earlier than the Closing Date;

“Over-Allotment Closing Time” means 8:00 a.m. (Toronto time) on the subject Over-Allotment Closing Date or such other time on the subject Over-Allotment Closing Date as the Corporation and the Underwriters may mutually agree in writing;

“Over-Allotment Option” has the meaning given to that term in the second paragraph of this Agreement;

“Over-Allotment Option Notice” has the meaning given to that term in Section 9;

“Passport System” means the passport system procedures provided for under National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions and Multilateral Instrument 11-102 – Passport System;

“Person” means a natural person, partnership, limited partnership, limited liability partnership, syndicate, sole proprietorship, corporation or company (with or without share capital), limited liability company, trust, unincorporated association, joint venture or other entity or authority;

“Preliminary Prospectus” means the preliminary short form prospectus of the Corporation to be filed relating to the proposed distribution of the Offered Shares, and any and all Documents Incorporated by Reference therein;

“Preliminary Prospectus Date” means the date on which the Preliminary Prospectus is filed, which shall be no later than October 26, 2020 or such other date as the Corporation and the Underwriters may determine;

“Preliminary U.S. Placement Memorandum” means the preliminary U.S. placement memorandum, in form satisfactory to the Corporation and the Underwriters, including the Preliminary Prospectus;

“Projects” means, together, the Gibellini Project and the Pulacayo Paca Project;

“Prospectus” means, collectively, the Preliminary Prospectus, the Final Prospectus and any Prospectus Amendment;

“Prospectus Amendment” means any amendment to the Preliminary Prospectus or the Final Prospectus and any and all Documents Incorporated by Reference therein;

“Purchasers” means, collectively, the purchasers of Offered Shares under the Offering;

“Pulacayo Paca Mineral Rights” has the meaning given to it in Section 7(hh);

“Pulacayo Paca Project” means the Corporation’s Pulacayo Paca silver-lead-zinc development project located in Bolivia, as more particularly described in the Corporation’s Information Record;

“Pulacayo Paca Technical Report” means the mineral resource estimate technical report with an effective date of October 13, 2020 and titled “Mineral Resource Estimate Technical Report for the Pulacayo Project, Potosi Department, Antonnio Quijarro Province, Bolivia” prepared by Mercator Geological Services Limited;

“Pulacayo Paca Title Opinion” has the meaning given to it in Section 10(f);

 “Purchase Price” means $0.40 per Offered Share;

“Qualified Institutional Buyer” means a “qualified institutional buyer” as defined in Rule 144A;

“Qualifying Provinces” means all of the provinces of Canada other than Québec;

“Regulation D” means Regulation D under the 1933 Act;

“Regulation S” means Regulation S under the 1933 Act;

“Rule 144A” means Rule 144A under the 1993 Act;

“SEC” means the U.S. Securities and Exchange Commission;

“SEDAR” means the System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators;

“Selling Dealer Group” means the dealers and brokers other than the Underwriters who participate in the offer and sale of the Offered Shares;

“Stock Exchange” means the Toronto Stock Exchange;

“subsidiary” has the meaning given to it in National Instrument 45-106 – Prospectus Exemptions;

“Substantial U.S. Market Interest” means “substantial U.S. market interest” as that term is defined in Regulation S;

“Tax Act” means the Income Tax Act (Canada), as amended, re-enacted or replaced from time to time;

“Technical Reports” means, together, the Gibellini Technical Report and the Pulacayo Paca Technical Report;

“Title Opinions” means, together, the Gibellini Title Opinion and the Pulacayo Paca Title Opinion;

“Transfer Agent” means Computershare Trust Company of Canada;

“Underwriter” and “Underwriters” have the respective meanings given to them in the first paragraph of this Agreement;

“Underwriters’ Counsel” means McCarthy Tétrault LLP;

“Underwriting Fee” means the underwriting fee in respect of the Offering, as provided in Section 5;

“United States” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia; and

“U.S. Accredited Investor” means an “accredited investor,” as defined in Rule 501(a) of Regulation D;

“U.S. Affiliate” means the U.S. registered broker-dealer affiliate of an Underwriter.

Unless otherwise expressly provided in this Agreement, words importing only the singular number include the plural and vice versa and words importing gender include all genders. References to “sections” are to the appropriate section of this Agreement.

All funds referred to in this Agreement shall be in Canadian dollars.

The division of this Agreement into sections, subsections, paragraphs and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

Any action or payment required or permitted to be taken or made hereunder on a day which is not a Business Day shall or may be, as the case may be, taken or made on the next succeeding Business Day, except when otherwise prescribed by Applicable Securities Laws or rules and policies of the Stock Exchange, with the same force and effect as if taken or made within the period for the taking or making of such action.

TERMS AND CONDITIONS

1.
Qualification of Prospectus by the Corporation for the Offering

(a)
The Corporation shall as soon as possible and in any event by no later than 5:00 p.m. (Toronto time) on the Preliminary Prospectus Date, have (i) prepared and filed the Preliminary Prospectus and other related documents in respect of the proposed distribution of the Offered Shares in accordance with NI 44-101 and the Passport System; and (ii) obtained from the BCSC a receipt issued in accordance with the Passport System, evidencing that a receipt has been issued or has been deemed to have been issued for the Preliminary Prospectus in each Qualifying Province.

(b)
The Corporation shall, as soon as possible after any comments of the Canadian Securities Regulators have been satisfied and in any event by no later than 5:00 p.m. (Toronto time) on the Final Prospectus Date, have (i) prepared and filed the Final Prospectus and other related documents in respect of the proposed distribution of the Offered Shares in accordance with NI 44-101 and the Passport System, and (ii) obtained a receipt issued in accordance with the Passport System evidencing that a receipt has been issued or deemed to have been issued for the Final Prospectus in each Qualifying Province, and shall have fulfilled and complied with, to the reasonable satisfaction of the Underwriters, the Applicable Securities Laws required to be fulfilled or complied with by the Corporation to enable the Offered Shares to be lawfully distributed to the public in the Qualifying Provinces through the Underwriters or any other investment dealers or brokers registered in the subject Qualifying Province.

(c)
Until the completion of the distribution of the Offered Shares, the Corporation shall promptly take all additional steps and proceedings that from time to time may be required under the Applicable Securities Laws in each Qualifying Province to continue to qualify the Offered Shares for distribution or, in the event that the Offered Shares have, for any reason, ceased to so qualify, to again qualify the Offered Shares for distribution.

(d)
Prior to the filing of the Prospectus, the Corporation shall have permitted the Underwriters to participate fully in the preparation of the Prospectus and shall have allowed the Underwriters to conduct all due diligence investigations that they reasonably require in order to fulfil their obligations as Underwriters under the Applicable Securities Laws and in order to enable them responsibly to execute the certificate in such Prospectus required to be executed by them.

(e)
The Underwriters shall distribute the Offered Shares to the public, directly and through other investment dealers and brokers, only as permitted by Applicable Securities Laws and upon the terms and conditions set forth in the Prospectus and in this Agreement.

2.
Restrictions on Sale Outside the Qualifying Provinces

(a)
Covenants of the Underwriters

The Underwriters agree not to distribute the Offered Shares in such manner as to require registration of any of the Offered Shares or the filing of a prospectus or any similar document under the Laws of any jurisdiction outside the Qualifying Provinces or to subject the Corporation to any materially burdensome continuous disclosure or other similar reporting requirements under the Laws of any jurisdiction outside of the Qualifying Provinces to which it is not currently subject. The Underwriters agree that they will not offer or sell any of the Offered Shares constituting a part of their allotment within the United States except, if applicable, for offers and sales of the Offered Shares in the United States by the U.S. Affiliates of the Underwriters in accordance with Section 2(c) below.

Any agreements between the Underwriters and the members of any banking or selling group will contain similar restrictions to those contained in this Section 2(a).

(b)
Representations, Warranties and Covenants of the Corporation as to U.S. Offers and Sales of Offered Shares

The Corporation hereby represents, warrants and covenants to and with the Underwriters that:

(i)
the Corporation is, and on the Closing Date will be, a “foreign issuer” (as such term is defined in Regulation S) and reasonably believes that there is no Substantial U.S. Market Interest with respect to the Common Shares;

(ii)
the Corporation is not, and as a result of the sale of the Offered Shares contemplated hereby will not be, registered or required to be registered under the United States Investment Company Act of 1940, as amended;

(iii)
except with respect to offers and sales to substituted purchasers that are U.S. Accredited Investors and to Qualified Institutional Buyers, in each case in reliance upon an exemption from the registration requirement under the 1933 Act and in the manner described in this Section 2, neither the Corporation nor any of its affiliates, and assuming the representations, warranties and covenants of the Underwriters are true and accurate, nor any person acting on its or their behalf, has made or will make, in connection with offers and sales of the Offered Shares pursuant to this Agreement: (A) any offer to sell, or any solicitation of an offer to buy, any Offered Shares to a person in the United States; or (B) any sale of Offered Shares unless, at the time the buy order was or will have been originated, either (i) the purchaser is outside the United States or (ii) the Corporation, its affiliates, and any person acting on their behalf reasonably believe that the purchaser is outside the United States;

(iv)
none of the Corporation or any of its affiliates or, assuming the representations, warranties and covenants of the Underwriters are true and accurate, any Person acting on its or their behalf, has made or will make any Directed Selling Efforts in the United States with respect to the Offered Shares or has taken or will take any action that would cause the exemptions from registration under the 1933 Act provided by Rule 144A, Rule 506(b) of Regulation D and/or Section 4(a)(2) of the 1933 Act and applicable blue sky laws or the exclusion from the registration requirements of the 1933 Act afforded by Rule 903 of Regulation S, to be unavailable for offers and sales of the Offered Shares pursuant to this Agreement;

(v)
none of the Corporation, any of its affiliates or, assuming the representations, warranties and covenants of the Underwriters are true and accurate, any Person acting on its or their behalf has engaged or will engage in any form of General Solicitation or General Advertising in any manner involving a public offering within the meaning of Section 4(a)(2) of the 1933 Act, with respect to offers or sales of the Offered Shares in the United States;

(vi)
the Corporation has not offered or sold, for a period of six months prior to the commencement of the Offering, and will not offer or sell any securities in a manner that would be integrated with the offer and sale of the Offered Shares and would cause the exemption from registration provided by Rule 506(b) of Regulation D to be unavailable for offers and sales of Offered Shares in the United States;

(vii)
none of the Corporation, any of its affiliates or, assuming the representations, warranties and covenants of the Underwriters are true and accurate, any Person acting on any of their behalf has taken or will take any action in violation of Regulation M under the 1934 Act in connection with the offer and sale of the Offered Shares;

(viii)
none of the Corporation or any of its predecessors or affiliates has been subject to any order, judgment or decree of any court of competent jurisdiction temporarily, preliminarily or permanently enjoining such Person for failure to comply with Rule 503 of Regulation D;

(ix)
at the date hereof and as of the Closing Date, the Offered Shares are not and will not be (i) part of a class listed on a national securities exchange registered under Section 6 of the 1934 Act, (ii) quoted in a U.S. automated inter-dealer quotation system (within the meaning of such term in Rule 144A), or (iii) convertible or exchangeable at an effective conversion premium (calculated as specified in paragraph (a)(6) of Rule 144A) of less than ten percent for securities so listed or quoted;

(x)
so long as any of the Offered Shares are outstanding and are "restricted securities" within the meaning of Rule 144(a)(3) under the 1933 Act and cannot be sold pursuant to Rule 144(b)(1) under the 1933 Act, the Corporation will, if it is not subject to the reporting requirements of Section 13 or Subsection 15(d) of the 1934 Act or the information furnishing requirements of Rule 12g3-2(b) thereunder or if it is subject to such reporting requirements and fails to comply therewith, provide to any holder of those restricted securities, or to any prospective purchaser of those restricted securities designated by a holder, upon the request of that holder or prospective purchaser, at or prior to the time of sale, the information required to be provided by Rule 144A(d)(4) under the 1933 Act (so long as that requirement is necessary in order to permit holders of the restricted securities to effect resales under Rule 144A;

(xi)
the Corporation will, within prescribed time periods, prepare and file any forms or notices required under the 1933 Act or applicable blue sky laws in connection with the offer and sale of the Offered Shares, including but not limited to filing a Form D, if applicable, with the SEC;

(xii)
With respect to the Offered Shares to be offered and sold hereunder in reliance on Rule 506(b) of Regulation D (the “Regulation D Offering”), if any, none of the Corporation, any of its predecessors, any affiliated issuer of the Corporation, any director or executive officer of the Corporation, any other officer of the Corporation participating in the offering of the Offered Shares, any beneficial owner of 20% or more of the Corporation’s outstanding voting equity securities, calculated on the basis of voting power, or any promoter connected with the Corporation in any capacity at the time of sale of the Offered Shares (each, a “Issuer Covered Person” and, together, “Issuer Covered Persons”) is subject to any Disqualification Event. The Corporation is not disqualified from relying on Rule 506 of Regulation D for any of the reasons stated in Rule 506(d) thereunder in connection with the issuance and sale of the Offered Shares pursuant to the Regulation D Offering. The Corporation has furnished to each purchaser, a reasonable time prior to the date hereof, a description in writing of any matters that would have triggered disqualification under Rule 506(d) but which occurred before September 23, 2013, in each case, in compliance with the disclosure requirements of Rule 506(e) thereunder. The Corporation has not paid and will not pay, nor is it aware of any other Person that has paid or will pay, directly or indirectly, any remuneration to any Person (other than any Issuer Covered Person or any Underwriter Covered Person (as defined below)) for solicitation of purchasers in the Regulation D Offering; and

(xiii)
neither the Corporation nor any of its predecessors has had the registration of a class of securities under the 1934 Act revoked by the SEC pursuant to Section 12(j) of the 1934 Act and any rules or regulations promulgated thereunder.

(c)
Representations, Warranties and Covenants of the Underwriters as to U.S. Offers and Sales of Offered Shares

Each of the Underwriters severally represents, warrants and covenants to and with the Corporation that:

(i)
it acknowledges that the Offered Shares have not been and will not be registered under the 1933 Act or the securities Laws of any state of the United States and may be offered and sold only in transactions exempt from or not subject to the registration requirements of the 1933 Act and state securities laws;

(ii)
it has not offered or sold, and will not offer or sell, any of the Offered Shares constituting part of its allotment except, (A) outside the United States in an “offshore transaction” in accordance with Rule 903 of Regulation S or (B) in the United States as provided in this Section 2(c). Accordingly, except as provided in this Section 2(c), neither the Underwriter nor any of its affiliates nor any Persons acting on its or their behalf, (i) has made or will make any offer to sell, or any solicitation of any offer to buy, any Offered Shares to a person in the United States, (ii) has made or will make any sale of Offered Shares unless, at the time the buy order was or will have been originated, either the purchaser is outside the United States or the Underwriter, its affiliates and any Person acting on their behalf reasonably believe that the purchaser is outside the United States, or (iii) has engaged or will engage in any Directed Selling Efforts in the United States with respect to the Offered Shares;

(iii)
it has not entered and will not enter into any contractual arrangement with respect to the distribution of the Offered Shares, except with its affiliates, any Selling Dealer Group members or with the prior written consent of the Corporation. It shall require its U.S. Affiliate and each Selling Dealer Group member to agree, for the benefit of the Corporation, to comply with, and shall use its best efforts to ensure that its U.S. Affiliate complies with, and use its commercially reasonable efforts to cause each Selling Dealer Group member to comply with, the provisions of this Section 2(c) applicable to such Underwriter as if such provisions applied to such U.S. Affiliate or Selling Dealer Group member;

(iv)
it will solicit, and will cause each U.S. Affiliate to solicit, offers for the Offered Shares in the United States only from, and will offer the Offered Shares only to, and it and they have offered and solicited only from and to, persons it has reasonable grounds to believe and reasonably believes to be Qualified Institutional Buyers (in the case of a person offered Offered Shares pursuant to Rule 144A) or U.S. Accredited Investors (in the case of a person offered Offered Shares pursuant to Rule 506(b) of Regulation D and/or Section 4(a)(2) of the 1933 Act and similar exemptions under applicable state securities laws), as the case may be;

(v)
all offers and sales of the Offered Shares in the United States shall be made through its U.S. Affiliate in compliance with all applicable U.S. federal and state broker-dealer requirements. Each U.S. Affiliate is, and on the date of each offer or sale will be, duly registered as a broker-dealer pursuant to Section 15(b) of the 1934 Act, will be duly registered as a broker-dealer under the laws of each state in which it has offered or sold or will offer or sell the Offered Shares (except where an exemption from state broker-dealer registration requirements is available), and is a member in good standing with the Financial Industry Regulatory Authority, Inc.;

(vi)
in connection with offers and sales of Offered Shares in the United States (i) no General Solicitation or General Advertising has been or shall be used by it, its representatives or its affiliates, and (ii) such offers and sales have not been and shall not be made in any manner involving a public offering within the meaning of Section 4(a)(2) of the 1933 Act;

(vii)
any offer, sale or solicitation of offers to buy the Offered Shares that has been made or will be made in the United States was or will be made only to (i) U.S. Accredited Investors on a substituted purchaser basis pursuant to Rule 506(b) of Regulation D and/or Section 4(a)(2) of the 1933 Act and similar exemptions under applicable U.S. state securities Laws or (ii) Qualified Institutional Buyers pursuant to the exemption from the registration requirements of the 1933 Act provided by Rule 144A;

(viii)
the Underwriter, acting through its U.S. Affiliate, may offer the Offered Shares in the United States only to offerees with respect to which it has a pre-existing relationship and has reasonable grounds to believe are U.S. Accredited Investors or Qualified Institutional Buyers;

(ix)
each such offeree in the United States shall be provided with a copy of either the Preliminary U.S. Placement Memorandum or the Final U.S. Placement Memorandum. Each purchaser of Offered Shares in the United States shall be provided, prior to the time of purchase of any Offered Shares, with a copy of the Final U.S. Placement Memorandum. No other written material shall be used in connection with the offer and sale of the Offered Shares;

(x)
prior to any sale of Offered Shares in the United States, it shall cause each U.S. purchaser thereof that is a U.S. Accredited Investor to execute a subscription agreement substantially in the form attached as Exhibit II to the Final U.S. Placement Memorandum;

(xi)
prior to any sale of Offered Shares in the United States, it shall cause each U.S. purchaser thereof that is Qualified Institutional Buyer to execute a Qualified Institutional Buyer letter substantially in the form attached as Exhibit I to the Final U.S. Placement Memorandum;

(xii)
at least one Business Day prior to the Closing Date, the Transfer Agent will be provided with a list of all purchasers of the Offered Shares in the United States;

(xiii)
each Underwriter shall severally, and not jointly and severally, be liable to the Corporation under this section with respect to any breach by its U.S. Affiliate of the United States selling restrictions contained herein;

(xiv)
on the Closing Date, it, together with its U.S. Affiliate selling Offered Shares in the United States, will provide a certificate, substantially in the form of Schedule “D” to this Agreement, relating to the manner of the offer and sale of the Offered Shares in the United States. If it does not deliver such certificate, it will be deemed to represent and warrant to the Corporation, as at such closing, that none of it, any of its affiliates or any person acting on any of their behalf has offered or sold any of the Offered Shares in the United States;

(xv)
with respect to the Regulation D Offering to substituted purchasers that are U.S. Accredited Investors, neither the Underwriter, nor their U.S. Affiliates, nor any of their respective general partners or managing members, nor any director or executive officer of any of the foregoing, nor any other officer of any of the foregoing participating in the Regulation D Offering (each, an “Underwriter Covered Person” and, together, “Underwriter Covered Persons”), is subject to any of the “Bad Actor” disqualifications provisions described in Rule 506(d) under the 1933 Act (a “Disqualification Event”). The Underwriter shall provide prompt written notice to the Corporation of any Disqualification Event relating to any Underwriter Covered Person, or any event that would, with the passage of time, become such a Disqualification Event prior to the Closing. Neither the Underwriter, nor its U.S. Affiliate has paid or will pay, nor is it aware of any other Person that has paid or will pay, directly or indirectly, any remuneration to any Person (other than Underwriter Covered Persons and Issuer Covered Persons) for solicitation of subscribers of Offered Shares;

(xvi)
it will inform, and will cause its U.S. Affiliate to inform, all purchasers of the Offered Shares in the United have not been and will not be registered under the 1933 Act and are “restricted securities” as defined in Rule 144(a)(3) under the 1933 Act and are being offered and sold to them without registration under the 1933 Act in reliance upon the exemption from such registration pursuant to Rule 144A, Rule 506(b) and/or Section 4(a)(2) thereof, as applicable;

(xvii)
the Underwriter acknowledges that the Compensation Options and the Common Shares issuable upon exercise of the Compensation Options (collectively, the “Compensation Securities”) have not been and will not be registered under the 1933 Act, and the Compensation Options may not be exercised in the United States or by, or for the account or benefit of, any U.S. person (as defined in Regulation S) or person in the United States, except pursuant to an exemption from the registration requirements of the 1933 Act. In connection with the issuance of the Compensation Securities, each of the Underwriters represents and warrants that (i) it is not a U.S. person and it is not acquiring the Compensation Securities in the United States, or on behalf of a U.S. person or a person located in the United States, (ii) this Agreement was executed and delivered outside the United States and (iii) it is acquiring the Compensation Securities, as principal for its own account and not for the benefit of any other person. The Underwriters agree that they will not engage in any Directed Selling Efforts with respect to any Compensation Securities; and

(xviii)
neither the Underwriter, nor any of its affiliates nor any Person acting on any of their behalf has taken or will take any action in violation of Regulation M under the 1934 Act in connection with the offer and sale of the Offered Shares.

(d)
Additional Representations and Warranties of the Underwriters

Except as may be disclosed in the Prospectus, each of the Underwriters represents and warrants that, to its knowledge, the Corporation is not a “related issuer” or “connected issuer” of such Underwriter within the meaning of National Instrument 33-105 – Underwriting Conflicts of the Canadian Securities Regulators.

3.
Prospectus Filing

(a)
Deliveries on Filings in Relation to the Offering

Immediately prior to the filing of the Preliminary Prospectus or the Final Prospectus, as the case may be, the Corporation shall deliver to each of the Underwriters (and in the case of Section 3(a)(iv) below the Corporation shall use its reasonable best efforts to deliver):

(i)
a copy of the Preliminary Prospectus or the Final Prospectus, as the case may be, signed and certified as required by the Applicable Securities Laws in Canada, and including in each case a copy of all Documents Incorporated by Reference;

(ii)
a copy of any other document required to be filed by the Corporation in compliance with the Applicable Securities Laws;

(iii)
in the case of the Final Prospectus, a “long-form” comfort letter of the Auditors, dated as of the Final Prospectus Date (with the requisite procedures to be completed by the Auditors within two Business Days of the Final Prospectus Date), addressed to the Underwriters and the directors of the Corporation, in form and substance satisfactory to the Underwriters, acting reasonably, with respect to certain financial and accounting information relating to the Corporation in the Final Prospectus, including such information contained in all Documents Incorporated by Reference, which letter shall be in addition to the Auditors’ report incorporated by reference into the Prospectus and the Auditors’ comfort letters addressed to the Canadian Securities Regulators; and

(iv)
prior to or concurrent with the filing of the Final Prospectus, evidence satisfactory to the Underwriters and the Underwriters’ counsel, acting reasonably, that the Offered Shares have been conditionally approved for listing on the Stock Exchange, subject to satisfaction of certain usual conditions set forth therein.

(b)
Prospectus Amendments

In the event that the Corporation is required to prepare a Prospectus Amendment, the Corporation shall also prepare and deliver promptly to each of the Underwriters signed and certified copies of such Prospectus Amendment along with all Documents Incorporated by Reference that have not been previously delivered. Any Prospectus Amendments shall be in form and substance satisfactory to the Underwriters, acting reasonably. Concurrently with the delivery of any Prospectus Amendment, the Corporation shall deliver to each of the Underwriters, with respect to such Prospectus Amendment, documents similar to those referred to in Section 3(a)(iii) and (iv).

(c)
Representations as to the Prospectus and Prospectus Amendments

Delivery of the Preliminary Prospectus, the Final Prospectus and any Prospectus Amendments shall constitute a representation and warranty by the Corporation to the Underwriters that as at the date of delivery:

(i)
all information and statements (except information relating solely to and furnished by the Underwriters specifically for inclusion therein) contained in the Prospectus, including all Documents Incorporated by Reference, are true and correct in all material respects and contain no misrepresentation and constitute full, true and plain disclosure of all material facts relating to the Corporation and the Offered Shares;

(ii)
no material fact or information has been omitted from such disclosure (except that no representation or warranty is given regarding facts or information relating solely to the Underwriters) that is required to be stated in such disclosure or is necessary to make the statements or information contained in such disclosure not misleading in light of the circumstances under which they were made; and

(iii)
such documents comply in all material respects with the requirements of the Applicable Securities Laws in Canada.

Such deliveries shall also constitute the Corporation’s consent to the Underwriters’ use of the Prospectus for the distribution of the Offered Shares in the Qualifying Provinces in compliance with the provisions of this Agreement and Applicable Securities Laws.

(d)
Commercial Copies

The Corporation shall use its commercially reasonable best efforts to cause commercial copies of the Prospectus to be delivered to the Underwriters without charge, in such numbers and in such cities as the Underwriters may reasonably request by oral instructions to the printer of such documents. Such delivery of the Prospectus shall be effected as soon as possible after filing the subject Prospectus with the Canadian Securities Regulators and obtaining the applicable receipt therefor, but, in any event, with respect to the Final Prospectus, on or before 5:00 p.m. (Toronto time) on the first Business Day following the Final Prospectus Date.

(e)
Notice of Completion of Distribution

After the Closing Time and any Over-Allotment Closing Time, the Underwriters shall:

(i)
use their commercially reasonable best efforts to complete the distribution of the applicable Offered Shares as promptly as possible; and

(ii)
give prompt written notice to the Corporation when, in the opinion of the Underwriters, they have completed distribution of such Offered Shares, including notice as to the total proceeds realized in each of the Qualifying Provinces.

4.
Material Change During Distribution

(a)
Material Change Regarding the Corporation

During the period from the date of this Agreement to the Closing Date the Corporation shall promptly notify the Underwriters in writing of:

(i)
any material change (actual, anticipated, contemplated or threatened, financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Corporation;

(ii)
any change in any material fact (which for the purposes of this Agreement shall be deemed to include the disclosure of any previously undisclosed material fact) contained in the Prospectus or otherwise in the Corporation’s Information Record, including all Documents Incorporated by Reference; and

(iii)
the occurrence or discovery of a material fact or event, which fact or change is, or may be, of such a nature as to render any statement in the Prospectus or otherwise in the Corporation’s Information Record misleading or untrue or which would result in a misrepresentation in the Prospectus or otherwise in the Corporation’s Information Record or which would result in the Prospectus or the Corporation’s Information Record not complying (to the extent that such compliance is required) with the Applicable Securities Laws in Canada.

The Corporation will in good faith discuss with the Underwriters as promptly as possible any circumstance or event which is of such a nature that there is or ought, in the discretion of the Corporation acting reasonably, to be consideration given as to whether there may be a material change or change in a material fact or other matter as described in this Section 4(a), and the Corporation shall promptly, and in any event within any applicable time limitation, comply, to the reasonable satisfaction of the Underwriters, with all applicable filings and other requirements under Applicable Securities Laws as a result of such fact or change. However, the Corporation shall not file any Prospectus Amendment or other document without first consulting with the Underwriters with respect to the form and content thereof and obtaining approval from the Underwriters, which approval will not be unreasonably withheld. The Corporation shall cooperate in all respects with the Underwriters to allow and assist the Underwriters to participate fully in the preparation of any Prospectus Amendment or other document and shall allow the Underwriters to conduct any and all due diligence which in the opinion of the Underwriters is required in order to enable the Underwriters to responsibly execute any certificates required to be executed by the Underwriters in any Prospectus Amendment to fulfill their obligations under Applicable Securities Laws. The Corporation shall in good faith discuss with the Underwriters any fact or change in circumstances (actual, anticipated, contemplated or threatened, financial or otherwise) which is of such a nature that there is reasonable doubt whether written notice need be given under this Section 4(a).

(b)
Change in Applicable Securities Laws

If, during the period of distribution to the public of the Offered Shares, there shall be any change in the Applicable Securities Laws which, in the opinion of the Underwriters and the Corporation, acting reasonably, requires the filing of a Prospectus Amendment, the Corporation shall, to the satisfaction of the Underwriters, acting reasonably, promptly prepare and file such Prospectus Amendment with the appropriate securities regulatory authority in each of the Qualifying Provinces where such filing is required, and the provisions of Section 4(a) will apply, mutatis mutandis.

(c)
Change in Closing Date Following Material Change

If a material change or a change in a material fact occurs prior to the Closing Date and as a result thereof the Corporation is required, pursuant to Applicable Securities Laws, to file a Prospectus Amendment, then, subject to Section 11, the Closing Date shall be, unless the Corporation and the Underwriters otherwise agree in writing, the fourth Business Day following the later of:

(i)
the date on which all applicable filings or other requirements of the Applicable Securities Laws with respect to such material change or change in a material fact have been complied with in all Qualifying Provinces and any appropriate receipts obtained for such filings and notice of such filings from the Corporation or the Corporation’s Counsel have been received by the Underwriters; and

(ii)
the date upon which the commercial copies of the Prospectus Amendment have been delivered in accordance with Section 3(d);

provided, however, in no event shall the Closing Date be later than the Latest Closing Date.

5.
Underwriters’ Compensation

In return for their services in acting as underwriters to the Corporation in respect of the Offering, in assisting in the preparation of the Prospectus, in participating in and managing selling or other groups for the sale of the Offered Shares, in distributing the Offered Shares both directly and to other registered dealers as brokers, and in performing administrative work in connection with the distribution of the Offered Shares, the Corporation agrees to pay to the Underwriters at the Closing Time or the Over-Allotment Closing Time, as applicable, a cash underwriting fee of 6.0% of the aggregate gross proceeds of the Offered Shares purchased at such time. Further, at the Closing Time or the Over-Allotment Closing Time, as applicable, and subject to regulatory approval under applicable Laws, the Corporation shall issue to the Underwriters such number of non-transferable compensation options (the “Compensation Options”) as is equal to 6.0% of the number of Offered Shares purchased at such time. Each Compensation Option shall entitle the holder thereof to purchase one Common Share at an exercise price of $0.40 for a period of 12 months following the Closing Date. Such underwriting fee shall be payable, and the Compensation Options shall be issued, as provided in Section 6(a) and Section 15.

6.
Delivery of Purchase Price, Underwriting Fee, Compensation Options and Certificates

(a)
Deliveries

The Offering shall be completed at the Closing Time at the offices of the Corporation’s Counsel, or at such other place in Toronto or Vancouver as the Underwriters and the Corporation may agree. At the Closing Time, the Corporation shall deliver to the Underwriters (i) one or more definitive share certificates representing the Offered Shares (or, if so requested by Mackie, electronic deposit of the Offered Shares) registered in the name of CDS & Co., or in such other name or names as Mackie may notify the Corporation in writing not less than 24 hours prior to the Closing Time, and (ii) certificates representing the Compensation Options registered in such names as Mackie notifies the Corporation prior to the Closing Time against payment by the Underwriters to the Corporation of the Purchase Price (net of the amount of the aggregate Underwriting Fee and the Expenses, without duplication) in lawful money of Canada by bank draft or wire transfer of immediately available funds to an account designated by the Corporation.

(b)
Delivery of Certificates

The Corporation shall, prior to the Closing Date, make all necessary arrangements for delivery of definitive certificates representing the Compensation Options and, if applicable, share certificate(s) representing the Offered Shares on the Closing Date.

Certificates issued to any purchaser that has purchased as a U.S. Accredited Investor pursuant to the exemption from the registration requirements afforded by Rule 506(b) of Regulation D and/or Section 4(a)(2) of the 1933 Act and similar exemptions under applicable state securities laws in the manner required by Section 2 of this Agreement shall be individually certificated and shall bear the required legends in accordance with the Final U.S. Placement Memorandum.

The Corporation shall pay all fees and expenses payable to the Transfer Agent and CDS & Co., if applicable, in connection with the preparation, delivery and certification of the Offered Shares contemplated by this Section 6(b) and the fees and expenses payable to the Transfer Agent in connection with the initial or additional transfers as may be required in the course of the distribution of the Offered Shares.

7.
Representations and Warranties of the Corporation

The Corporation hereby represents, warrants and covenants to and with the Underwriters, for the benefit of the Underwriters and in trust for the benefit of the Purchasers, and acknowledges that the Underwriters and the Purchasers are relying upon such representations and warranties in purchasing the Offered Shares that:

(a)
Good Standing of the Corporation. The Corporation has been duly amalgamated and is validly existing under the Business Corporations Act (British Columbia) and is current and up to date with all filings required to be made by it, and has all requisite corporate power and authority to carry on its business as currently conducted, and to own, lease and operate its properties and assets and to carry out the transactions contemplated by this Agreement and the Ancillary Documents and carrying out the obligations hereunder and thereunder, and has all requisite corporate power to carry on its business as presently proposed to be conducted by it. The Corporation is duly qualified or authorized to transact business and is in good standing (in respect of the filing of annual returns where required or other information filings under applicable corporations information legislation) in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business.

(b)
Subsidiaries. Other than the Corporation Subsidiaries, the Corporation has no other subsidiaries. The Corporation beneficially owns, directly or indirectly, the percentages indicated in Schedule “B” hereto of the issued and outstanding shares in the capital of the Corporation Subsidiaries free and clear of all Liens of any kind whatsoever other than as adequately disclosed in the Corporation’s Information Record, all of such shares have been duly authorized and validly issued and are outstanding as fully paid and non-assessable shares (or the equivalent legal concept in another jurisdiction), and no Person has any right, agreement or option for the purchase from the Corporation of any interest in any of such shares or for the issue or allotment of any unissued shares in the capital of the Corporation Subsidiaries or any other security convertible into or exchangeable for any such shares. Each of the Corporation Subsidiaries has been duly incorporated and is validly existing under the Laws of its jurisdiction of incorporation and has all requisite corporate power, capacity and authority to own, lease and operate, as applicable, its properties, permits and assets and conduct its business as currently conducted, and has all requisite corporate power to conduct its business as presently proposed to be conducted by it, and each of the Corporation Subsidiaries is current with all material filings required to be made under its jurisdiction of incorporation and all other jurisdictions in which it exists or carries on any material business.

(c)
Share Capital of the Corporation. As of the date hereof, the authorized share capital of the Corporation consists of an unlimited number of Common Shares. As of October 23, 2020 (prior to giving effect to the Offering), 154,920,228 Common Shares (and no other shares) are issued and outstanding (and such Common Shares have been issued as fully paid and non-assessable shares), provided that there have been no exercise of any warrants listed in Schedule “A” on the date hereof. As of the date hereof, other than as described in Schedule “A” to this Agreement and other than pursuant to this Agreement, there are no Outstanding Convertible Securities of the Corporation or any Corporation Subsidiary.

(d)
Authorization. The Corporation has full corporate power and authority to issue the Offered Shares and the Compensation Options. The Offered Shares, and any Common Shares issued upon exercise of the Compensation Options, when issued and upon receipt by the Corporation of the full consideration therefor, will have been duly and validly issued as fully paid and non-assessable.

(e)
Absence of Rights. Except as adequately disclosed in the Corporation’s Information Record, there is no right, agreement or option, present or future, contingent or absolute, or any right capable of becoming a right, agreement or option, for the issue or allotment of any unissued Common Shares (or other shares in the capital of the Corporation) or any other agreement or option, for the issue or allotment of any unissued Common Shares (or other shares in the capital of the Corporation) or any other security convertible into or exchangeable for any Common Shares (or other shares in the capital of the Corporation) or to require the Corporation to purchase, redeem or otherwise acquire any of the issued and outstanding Common Shares.

(f)
Financial Information. The Financial Information:

(i)
presents fairly, in all material respects, the consolidated financial position of the Corporation, and the consolidated results of its operations and its cash flows, for the periods specified in such Financial Information;

(ii)
conforms with International Financial Reporting Standards applicable in Canada (“IFRS”); and

(iii)
does not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to any period covered by the Financial Information.

(g)
Off Balance Sheet. The Corporation has not engaged in any “off balance sheet” or similar financing.

(h)
Liabilities. To the Corporation’s knowledge, neither the Corporation nor any of the Corporation Subsidiaries has any liabilities, obligations, indebtedness or commitments, whether accrued, absolute, contingent or otherwise, which are not adequately disclosed or referred to in the Financial Information, other than liabilities, obligations or indebtedness or commitments incurred after the last period covered by the Financial Information in the normal course of business and which would not reasonably be expected to have a Material Adverse Effect.

(i)
Non-Contravention. Neither the Corporation nor any Corporation Subsidiary is in violation of its constating documents. None of the Offering, the execution, delivery and performance of this Agreement or the Ancillary Documents or the consummation of the transactions contemplated herein and therein, including the issue of the Offered Shares and the Compensation Options, does or will:

(i)
subject to compliance by the Underwriters with the provisions of this Agreement, require the consent, approval, authorization, order or agreement of, or registration or qualification with, any Governmental Authority or other Person, except:

(A)
such as have been obtained, or

(B)
such as may be required under the Applicable Securities Laws and the policies of the Stock Exchange and will be obtained by the Closing Time, as applicable; or

(ii)
conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of or Lien upon any of the consolidated properties or assets of the Corporation under any provision of:

(A)
the constating documents of the Corporation or the comparable organizational documents of any Corporation Subsidiary, or

(B)
subject to the filings and other matters referred to in the immediately following sentence:

i.
any Contract to which the Corporation or any Corporation Subsidiary is a party or by which any of their respective properties or assets are bound;

ii.
any Law applicable to the Corporation or any Corporation Subsidiary or any of their respective properties or assets; or

iii.
any authorization held or obtained by the Corporation or any Corporation Subsidiary,

other than any such conflicts, violations, defaults, rights, losses or Liens that would not, in any case of (i) or (ii) above, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(j)
Independent Accountants. The accountants who reported on the Financial Information are independent with respect to the Corporation within the meaning of Applicable Securities Laws. There has never been any reportable event (within the meaning of NI 51-102) with the current auditors or any former auditors of the Corporation.

(k)
Material Assets. The Corporation directly or indirectly, has good and full marketable right to, and interest in and profits derived from the assets of the Corporation and the Corporation Subsidiaries reflected in the Corporation’s Information Record and the most recent draft of the Prospectus, free and clear of all Liens (except as otherwise adequately disclosed in the Corporation’s Information Record and the most recent draft of the Prospectus). The interests of the Corporation and the Corporation Subsidiaries, the Gibellini Project Lessors and COMIBOL, as applicable, in the Gibellini Mineral Rights and in the Pulacayo Paca Mineral Rights are as described in the Corporation Information Record (subject to the qualifications as to be provided in the relevant Title Opinion). Any and all Contracts pursuant to which the Corporation or any Corporation Subsidiary holds material assets or is entitled to the use of or acquire ownership of material assets (whether directly or indirectly) (including in respect of a Project, subject to the qualifications to be provided in the relevant Title Opinion) are valid and subsisting agreements in full force and effect, enforceable in accordance with their respective terms, and there is currently no material default of any of the provisions of any such agreements nor has any such default been alleged, and the Corporation, after making due enquiries, is not aware of any disputes with respect thereto and such assets are in good standing under the applicable Laws of the jurisdictions in which they are situate, and all leases, licences, concessions, mineral rights and claims pursuant to which the Corporation and the Corporation Subsidiaries, the Gibellini Project Lessors and COMIBOL derive their interests (whether legal or beneficial) in such material assets are in good standing (subject to the qualifications to be provided in the applicable Title Opinion) and there has been no material default under any such leases, licences, concessions, mineral rights or claims and all taxes required to be paid with respect to such assets to the date hereof have been paid.

(l)
Technical Information. The Corporation has filed all technical reports as required by NI 43-101 for each mineral project on a property material to the Corporation, and the current technical reports have been prepared in material compliance with the requirements thereof. The technical information set forth in the Corporation’s Information Record, including relating to the estimates by the Corporation of mineral resources, has been reviewed and approved by qualified persons (as defined in NI 43-101) and, in all cases, the resource information has been prepared in accordance with Canadian industry standards set forth in NI 43-101, and the information upon which the estimates of resources were based was, at the time of delivery thereof, complete and accurate in all material respects and there have been no material adverse changes to such information since the date of delivery or preparation thereof. The Gibellini Technical Report is the sole “current” technical report of the Corporation in respect of the Gibellini Project for the purposes of NI 43-101 and no material information was withheld from the authors thereof for the purposes of preparing the Gibellini Technical Report and, to the knowledge of the Corporation, all information provided to such authors for such purposes is true and accurate and not misleading and was given in good faith. The Pulacayo Paca Technical Report is the sole “current” technical report of the Corporation in respect of the Pulacayo Paca Project for the purposes of NI 43-101 and no material information was withheld from the authors thereof for the purposes of preparing the Pulacayo Technical Report and, to the knowledge of the Corporation, all information provided to such authors for such purposes is true and accurate and not misleading and was given in good faith. All statements of fact relating to the Corporation and the Corporation Subsidiaries and their respective activities contained in the Technical Reports are true and accurate in all material respects as of the respective dates thereof and no such fact has been omitted therefrom (or information withheld) the omission of which would make any statement of fact therein misleading. To the knowledge of the Corporation, there have been no material changes to such information since the date of delivery or preparation thereof, except as adequately disclosed in the Corporation’s Information Record.

(m)
Exploration and Development Activities. To the knowledge of the Corporation:

(i)
all assessments or other work required to be performed within the areas covered by the Gibellini Mineral Rights and the Pulacayo Paca Mineral Rights in respect of the Projects have been performed to date and the Corporation and the Corporation Subsidiaries (and the Gibellini Property Lessors and COMIBOL) have complied in all material respects with all applicable Laws in this regard, as well as with regard to legal, contractual obligations to third parties in this regard except for any non-compliance that could not, either individually or in the aggregate, have a Material Adverse Effect;

(ii)
there are no expropriations or similar proceedings against any property in which the Corporation has a direct or indirect economic interest or any related mining claim; and

(iii)
all exploration and development activities conducted on premises in which the Corporation has a direct or indirect economic interest, including within the areas covered by the Gibellini Mineral Rights and the Pulacayo Paca Mineral Rights, have been conducted in all respects in accordance with good mining and engineering practices and all applicable workers’ compensation and health and safety and workplace Laws have been duly complied with, except where the failure to so conduct operations could not reasonably be expected to have a Material Adverse Effect.

(iv)
Environmental Laws. To the Corporation’s knowledge (i) neither the Corporation or any Corporation Subsidiary, nor any Gibellini Project Lessor or COMIBOL is in violation of any federal, provincial, state, local, municipal or foreign Law or any judicial or administrative interpretation thereof, including any judicial or administrative order, consent decree or judgment, relating to pollution or protection of human health, the environment (including ambient air, surface water, groundwater, land surface or subsurface strata) or wildlife, including Laws relating to the release or threatened release of chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products (collectively, “Hazardous Materials”) or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials (collectively, “Environmental Laws”) except where such violations would not be reasonably expected, on an individual or aggregate basis, to have a Material Adverse Effect, (ii) the Corporation and the Corporation Subsidiaries have all permits, authorizations and approvals required under any applicable Environmental Laws and are each in compliance with their requirements, except where the failure to have such permits, authorizations and approvals would not reasonably be expected, on an individual or aggregate basis, to have a Material Adverse Effect, and (iii) there are no pending or threatened administrative, regulatory or judicial actions, suits, demands, demand letters, claims, Liens, notices of non-compliance or violation, investigation or proceedings relating to any Environmental Laws against the Corporation or any Corporation Subsidiary or any Gibellini Project Lessor or COMIBOL, which if determined adversely, would reasonably be expected to have a Material Adverse Effect. Other than for ongoing legislative reporting, there are no environmental audits, evaluations, assessments, studies or tests that were commissioned by the Corporation or any Corporation Subsidiary respecting the business, operations, properties or facilities of the Corporation or any Corporation Subsidiary or in which it has a direct or indirect economic interest.

To the Corporation’s knowledge, neither the Gibellini Mineral Rights nor the Pulacayo Mineral Rights are located in any environmental conservation unit, whether ‘full protection units’ or ‘sustainable use units’, nor in their buffer zones, or Aboriginal protection areas.

There is no tailings dam (or water dam) within, or within a radius of 100 km outside of, the areas covered by the Gibellini Mineral Rights or the Pulacayo Mineral Rights. The Gibellini Mineral Rights and the Pulacayo Minerals Rights are not located within any tailings (or water) dam rescue zones.

(v)
Conduct of Business; Possession of Licenses and Permits. The Corporation and each Corporation Subsidiary has conducted and is conducting its business in compliance in all material respects with all applicable Laws of each jurisdiction in which it carries on business. The Corporation and each Corporation Subsidiary possesses such permits, certificates, licenses, approvals, consents and other authorizations (collectively, “Governmental Licenses”) issued by the appropriate federal, provincial, state, local or foreign, as applicable, Governmental Authorities necessary to own, lease, stake or maintain the mining rights and property claims and other property interests and to conduct the business now operated, including to conduct exploration at their various projects, except where the failure to possess such permits, certificates, licenses, approvals, consents or authorizations would not reasonably be expected to have a Material Adverse Effect. The Corporation and each Corporation Subsidiary is in compliance with the terms and conditions of all such Governmental Licenses, and is not in violation of, or in default under, applicable Laws (including Environmental Laws) of any Governmental Authorities having, asserting or claiming jurisdiction over the Corporation or any Corporation Subsidiary or over any part of the Corporation’s or any Corporation Subsidiary’s operations or assets except where such non-compliance, violation or default would not reasonably be expected to have a Material Adverse Effect. To the knowledge of the Corporation, all of the Governmental Licenses are valid and in full force and effect. Neither the Corporation nor any Corporation Subsidiary has received any notice of proceedings relating to the revocation or modification of any such Governmental Licenses.

(vi)
Material Contracts. All of the material Contracts of the Corporation and the Corporation Subsidiaries (collectively, the “Material Contracts”) have been adequately disclosed in the Corporation’s Information Record and if required under the Applicable Securities Laws have been filed at the Corporation’s profile on SEDAR. Neither the Corporation nor any Corporation Subsidiary has received notification from any party claiming that the Corporation or any Corporation Subsidiary is in material breach or default under any Material Contract.

(vii)
Restrictions on Dividends or Business. There is not, in the constating documents, by-laws or in any Contract or other instrument or document to which the Corporation is a party, any restriction upon or impediment to, the declaration or payment of dividends by the directors of the Corporation or the payment of dividends by the Corporation to the holders of its Common Shares. No Corporation Subsidiary is currently prohibited, directly or indirectly, under any Contract or other instrument to which it is a party or is subject, from paying any dividends to the Corporation, from making any other distribution on such Corporation Subsidiary’s outstanding equity securities, from repaying to the Corporation any loans or advances to such Corporation Subsidiary from the Corporation or from transferring any of such Corporation Subsidiary’s properties or assets to the Corporation or any other Corporation Subsidiary. Neither the Corporation nor any Corporation Subsidiary is a party to or bound or affected by any Contract containing any covenant which expressly limits the freedom of the Corporation or any Corporation Subsidiary to compete in any line of business, transfer or move any of its assets or operations or which materially or adversely affects the consolidated business practices, operations or condition of the Corporation, except as adequately disclosed in the Corporation’s Information Record.

(viii)
No Material Adverse Effect. Since December 31, 2019, (i) there has been no change in the consolidated condition (financial or otherwise), or in the consolidated properties, capital, affairs, prospects, operations, assets or liabilities of the Corporation, whether or not arising in the ordinary course of business, which would reasonably be expected to give rise to a Material Adverse Effect and except as adequately disclosed in the Corporation's Information Record, and (ii) there have been no transactions entered into by the Corporation, other than those in the ordinary course of business, which are material with respect to the Corporation, except as adequately disclosed in the Corporation’s Information Record.

(ix)
Absence of Changes. Since December 31, 2019, the Corporation and each Corporation Subsidiary has carried on business in the ordinary course and, except as adequately disclosed in the Corporation’s Information Record, there has not been:

(x)
any material change in the consolidated assets, liabilities or obligations (absolute, accrued, contingent or otherwise), business, business prospects, condition (financial or otherwise) or results of operations of the Corporation, other than those changes occurring in the ordinary course of business, none of which (either singly or taken together) has had or would have a Material Adverse Effect to the Corporation;

(xi)
except as contemplated in this Agreement, any material change in the share capital or long-term debt of the Corporation;

(xii)
any declaration, setting aside or payment of any dividend or other distribution with respect to any shares in the capital of the Corporation or any direct or indirect redemption, purchase or other acquisition of any shares; or

(xiii)
any change in accounting or tax practices followed by the Corporation.

(n)
Absence of Proceedings. To the Corporation’s knowledge, there is no action, suit, proceeding, inquiry or investigation before or brought by any court or other Governmental Authority, domestic or foreign, now pending or, to the knowledge of the Corporation, threatened against or affecting the Corporation or any Corporation Subsidiary, or any Gibellini Property Lessor or COMIBOL which has not been adequately disclosed in the Corporation’s Information Record, or which if determined adversely would reasonably be expected to have a Material Adverse Effect, or which, if determined adversely, would reasonably be expected to materially adversely affect the consummation of the transactions contemplated in this Agreement or the performance by the Corporation of its obligations hereunder or under any of the Ancillary Documents.

(o)
Outstanding Judgements. There is no outstanding judgement, order, decree, arbitral award or decision of any court, tribunal or other Governmental Authority against the Corporation or any Corporation Subsidiary or any Gibellini Property Lessor or COMIBOL, which could reasonably by expected to result in a Material Adverse Effect.

(p)
No Insolvency. Neither the Corporation nor any Corporation Subsidiary has committed an act of bankruptcy or sought protection from its creditors from any court or pursuant to any Law, proposed a compromise or arrangement to its creditors generally, taken any proceeding with respect to a compromise or arrangement, taken any proceeding to have itself declared bankrupt or wound up, as the case may be, taken any proceeding to have a receiver appointed of any part of its assets, had any encumbrancer or receiver take possession of any of its property, had an execution or distress become enforceable or levied upon any portion of its property or had any petition for a receiving order in bankruptcy or application for a bankruptcy order filed against it, and at the Closing Time neither the Corporation nor any Corporation Subsidiary will be an insolvent person (as that term is defined in the Bankruptcy and Insolvency Act (Canada)).

(q)
Unlawful Payment. To the knowledge of the Corporation, neither the Corporation nor any Corporation Subsidiary, nor any employee or agent of the Corporation or any Corporation Subsidiary, has made any unlawful contribution or other payment to any person holding, or candidate for, any federal, state, provincial or other public office, Canadian or foreign, or failed to disclose fully any contribution, in violation of any Law, or made any payment, to any federal, state, provincial or other governmental officer or official, Canadian or foreign, or other person charged with similar public or quasi-public duties, other than payments required or permitted by applicable Laws. Without limiting the generality of the foregoing, to the knowledge of the Corporation, neither the Corporation or any Corporation Subsidiary, nor any employee or agent of the Corporation or any Corporation Subsidiary, has violated FCPA Legislation.

(r)
Brokerage Fees. Other than the Underwriters, there is no person acting or, to the knowledge of the Corporation, purporting to act at the request of the Corporation, who is entitled to any brokerage or finder's fees in connection with the Offering.

(s)
Authorization of Documents, etc. This Agreement has been, and at the Closing Time each of the Ancillary Documents, and the transactions contemplated herein and therein, will have been, duly authorized, executed and delivered by the Corporation and, in each case, will be a legal, valid and binding obligation of, and be enforceable against, the Corporation in accordance with its terms (subject to the Enforceability Qualifications). All corporate action required to be taken by the Corporation for the authorization, issuance, sale and delivery of the Offered Shares has been validly taken at the date hereof or will have been taken by the Closing Date.

(t)
No Default of Securities Laws. The Corporation is not in default of any requirement of Applicable Securities Laws which would reasonably be expected to have a Material Adverse Effect on the Offering or the Corporation.

(u)
Disclosure. All information which has been prepared or compiled by the Corporation relating to the Corporation and its business, properties and liabilities, and either filed on SEDAR or provided to the Underwriters, including all financial, marketing, sales, technical mining and operational information, is as of the date of such information, true and correct in all material respects, and no material fact or facts have been omitted therefrom which would make such information misleading. In addition, the Corporation has filed all documents required to be filed by it under the Applicable Securities Laws and the documents filed by the Corporation constituting the Corporation’s Information Record did not contain a misrepresentation at the time of their filing on SEDAR.

(v)
No Default. Neither the Corporation nor any Corporation Subsidiary is in default of any material term, covenant or condition under or in respect of any judgment, order, agreement or instrument to which it is a party or to which it or any of the material property or assets (including any royalty or interest therein) thereof are or may be subject, and no event has occurred and is continuing, and no circumstance exists which has not been waived, which constitutes a default in respect of any Contract to which the Corporation or any Corporation Subsidiary is a party entitling any other party thereto to accelerate the maturity of any amount owing thereunder or which could reasonably be expected to have a Material Adverse Effect.

(w)
Voting Agreements. The Corporation is not party to any agreement, nor is the Corporation aware of any agreement, which in any manner affects the voting control of any of the securities of the Corporation or a Corporation Subsidiary.

(x)
Shareholder Agreements. Neither the Corporation nor, to the knowledge of the Corporation, any shareholder of the Corporation is a party to any shareholders agreement, pooling agreement, voting trust or other similar type of arrangements in respect of outstanding securities of the Corporation.

(y)
Interest of Insiders; Conflicts. Other than as adequately disclosed in the Corporation’s Information Record, to the knowledge of the Corporation:

(A)
none of the directors, officers or employees of the Corporation or the Corporation Subsidiaries, any known holder of more than 10% of any class of shares of the Corporation, or any known associate or affiliate of any of the foregoing persons (as such terms are defined in the Securities Act (Ontario)), has had any material interest, direct or indirect, in any material transaction within the previous two years or has any material interest in any proposed material transaction involving the Corporation or a Corporation Subsidiary which, as the case may be, materially affected, is material to or will materially affect the Corporation or any of the Corporation Subsidiaries. To the knowledge of the Corporation, no insider of the Corporation (within the meaning of Applicable Securities Laws) has a present intention to sell any securities of the Corporation;

(B)
no officer, director or employee of the Corporation or any Corporation Subsidiary, and no person which is an affiliate or associate of one or more of the foregoing, owns, directly or indirectly, any interest in (except for shares representing less than 10% of the outstanding shares of any class or series of any publicly traded company), or is an officer, director, employee or consultant of any person which is, or is engaged in, a business competitive with the Corporation or any Corporation Subsidiary, as applicable, which, in either case, materially adversely impacts, or can reasonably be expected to materially and adversely impact, on their ability to duly and properly perform their services to the Corporation or any Corporation Subsidiary;

(C)
to the knowledge of the Corporation, no officer, director, employee or security holder of the Corporation or any of the Corporation Subsidiaries has any cause of action or other claim whatsoever against, or owes any amount to, the Corporation or any Corporation Subsidiary, as applicable, in connection with its business except for claims in the ordinary and normal course of the business such as for accrued vacation pay or other amounts or matters which would not be material to the Corporation on a consolidated basis; and

(D)
neither the Corporation nor any Corporation Subsidiary owes any monies to, has any present loans to, or borrowed any monies from or is otherwise indebted to, any officer, director, employee, shareholder or any person not dealing at “arm’s length” (as such term is defined in the Tax Act) with any of them except for usual employee reimbursements and compensation paid in the ordinary and normal course of its business. To the Corporation’s knowledge, except as adequately disclosed in the Corporation’s Information Record and usual employee or consulting arrangements made in the ordinary and normal course of business, neither the Corporation nor any Corporation Subsidiary is a party to any Contract or understanding with any officer, director, employee, shareholder or any other person not dealing at arm’s length with it.

The directors and executive officers of the Corporation and the Corporation Subsidiaries who are NEOs and their compensation arrangements (as applicable) with the Corporation and the Corporation Subsidiaries, as applicable, whether as directors, officers or employees are, in all material respects, as disclosed in the Corporation’s Information Record.

(z)
Interest in Revenues. Except as adequately disclosed in the Corporation’s Information Record, no officer, director, employee or any other person not dealing at arm’s length with the Corporation (within the meaning of the Tax Act), or to the knowledge of the Corporation, any associate or affiliate of such person, owns, has or is entitled to any royalty, net profits interest, carried interest, licensing fee, or any other Liens or claims of any nature whatsoever which are based on the revenues, profits, results of mineral project exploitation or other economic measure of the Corporation.

(aa)
Employees. All material employment agreements, severance agreements and change of control agreements in respect of any NEOs, and all Employee Plans have been, in all material respects, adequately disclosed in the Corporation’s Information Record. The Corporation and the Corporation Subsidiaries are in material compliance with all Laws respecting employment and employment practices, terms and conditions of employment, occupational health and safety, pay equity and wages, and there is not currently any labour disruption or conflict involving the Corporation or any Corporation Subsidiary. Neither the Corporation nor any Corporation Subsidiary is a party to a collective bargaining agreement. To the best of the Corporation’s knowledge, there are no union organizing efforts being made at the Corporation or the Corporation Subsidiaries.

(bb)
Employee Plans. Each material plan, if any, for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to or required to be contributed to, by the Corporation or any Corporation Subsidiary for the benefit of any current or former director, officer, employee or consultant (collectively, the “Employee Plans”) has been maintained in material compliance with its terms and with the requirements prescribed by any and all Laws that are applicable to such Employee Plan. The Corporation does not have, and has not had, any pension plan (as such term is defined in the relevant legislation of the applicable jurisdiction). All material accruals for unpaid vacation pay, premiums for unemployment insurance, health premiums, federal or provincial pension plan premiums, accrued wages, salaries and commissions and Employee Plan payments have been reflected in the books and records of the Corporation.

(cc)
Indebtedness. Neither the Corporation nor any Corporation Subsidiary has guaranteed or otherwise given security for or agreed to guarantee or give security for any liability, debt or obligation of any other person.

(dd)
Insurance. The properties and assets of the Corporation and the Corporation Subsidiaries are insured against loss or damage with responsible insurers on a basis consistent with insurance obtained by reasonably prudent participants in comparable businesses, and such coverage is in full force and effect, and the terms of any policies in respect thereof have not been breached and the insured has not failed to promptly give any notice or present any material claim thereunder.

(ee)
Taxes. All tax returns, reports, elections, remittances and payments of the Corporation and the Corporation Subsidiaries required by applicable Law to have been filed or made in any applicable jurisdiction, have been filed or made (as the case may be), and are substantially true, complete and correct, and all taxes of the Corporation and of the Corporation Subsidiaries have been paid or accrued in the Financial Information (except in any case in which the failure to file, pay or accrue such taxes would not result in a Material Adverse Effect).

(ff)
Reporting Issuer. The Corporation is a “reporting issuer” (or its equivalent), and at the Closing Time will be, a “reporting issuer” (or its equivalent) in all provinces of Canada, other than Quebec and, in each case, not in default of any requirement of Applicable Securities Laws. The Corporation has made timely disclosure of all material changes relating to it and no such disclosure has been made on a confidential basis and there is no material change relating to the Corporation which has occurred with respect to which the requisite material change statement has not been filed.

(gg)
Accounting Controls. The Corporation and each of the Corporation Subsidiaries maintains, and will maintain, a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management's general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(hh)
Mineral Rights. The material mining licenses, claims, leases and other mineral property rights (including the exploration authorizations and mining concessions and applications for exploration authorizations and/or mining concessions, as the case may be) in respect of the Gibellini Project (the “Gibellini Mineral Rights”) and in respect of the Pulacayo Paca Project (the “Pulacayo Paca Mineral Rights”) are set forth on Schedule “C”, which schedule is a complete and accurate list of all such rights. All such Gibellini Mineral Rights and Pulacayo Paca Mineral Rights are validly held (directly or indirectly) by the Corporation, the Corporation Subsidiaries, the Gibellini Property Lessors or COMIBOL, as applicable, subject to the qualifications to be set out in the applicable Title Opinion. Such Gibellini Mineral Rights and Pulacayo Paca Mineral Rights are free and clear of any material Liens and no material royalty is payable in respect of any of them, except as described in Schedule “C” or adequately disclosed in the Corporation’s Information Record. Except as adequately disclosed in the Corporation’s Information Record, no other mineral or property rights are necessary for the conduct of the Corporation’s or any Corporation Subsidiary’s business as presently conducted and as contemplated in the Corporation’s Information Record; and there are no material restrictions on the ability of the Corporation or any Corporation Subsidiary to use, access, transfer or otherwise explore or exploit any such mineral or property rights except as required by applicable Law and as adequately disclosed in the Corporation’s Information Record. Except as adequately disclosed in the Corporation’s Information Record, and except in respect of permits to be obtained in the ordinary course that are reasonably expected to be received by the Corporation or a Corporation Subsidiary in a timely fashion, the Corporation and the Corporation Subsidiaries, the Gibellini Property Lessors or COMIBOL, as applicable, beneficially and legally own the Gibellini Mineral Rights and Pulacayo Paca Mineral Rights necessary to carry on the current and proposed exploration and exploitation activities. In respect of all such Gibellini Mineral Rights and Pulacayo Paca Mineral Rights:

(i)
neither the Corporation nor any Corporation Subsidiary has received or has knowledge of there having been issued any notice of default of any of the terms or provisions of the Gibellini Mineral Rights or Pulacayo Paca Mineral Rights;

(ii)
the execution, delivery and performance of this Agreement and the Ancillary Documents by the Corporation, and the consummation of the transactions contemplated herein, will not cause a default or termination, or give rise to the right of termination, or rights of first refusal or other pre-emptive rights under any of the Gibellini Mineral Rights or Pulacayo Paca Mineral Rights;

(iii)
all exploration permits, leases, concessions, licenses and mining rights or claims payments, rentals, taxes, rates, assessments, renewal fees and other governmental charges owing in respect of the Gibellini Mineral Rights and the Pulacayo Paca Mineral Rights have been paid in full up to the date of this Agreement except as would not have a Material Adverse Effect;

(iv)
the Gibellini Mineral Rights and the Pulacayo Paca Mineral Rights are in good standing in all material respects with respect to the performance of all material obligations required under applicable Law (including the performance of all required exploration and exploitation work, the performance of all minimum assessment work and the timely filing of any reports, applications and further documents) and the condition of any related surface rights is in compliance with all Laws and all orders of all Governmental Authorities having jurisdiction, including in respect of any material Environmental Laws; and

(v)
there is no actual or, to the knowledge of the Corporation, threatened adverse claim against, or challenge to, the ownership of, or title to, the Gibellini Mineral Rights or Pulacayo Paca Mineral Rights.

(ii)
Aboriginal Claims. To the knowledge of the Corporation, there are no claims with respect to Aboriginal rights currently, or pending or threatened, with respect to either of the Projects or in respect of any other properties in which the Corporation has a direct or indirect economic interest. Without limiting the foregoing, neither the Gibellini Mineral Rights nor the Pulacayo Paca Mineral Rights are located in an area designated or in the process of being designated as traditionally occupied by any Aboriginal group (indigenous reserves).

(jj)
No Cease Trade Orders. No securities commission in any jurisdiction has issued any order which is currently outstanding preventing or suspending trading in any securities of the Corporation, no such proceeding is, to the knowledge of the Corporation, pending, contemplated or threatened, and the Corporation is not in default of any requirement of Applicable Securities Laws, except such as would not have or would not reasonably be expected to have a Material Adverse Effect.

(kk)
Stock Exchange Listing. The Corporation is in compliance in all material respects with the current listing requirements and all other applicable rules and regulations of the Stock Exchange and has not taken any action which would be reasonably expected to result in the delisting or suspension of the Common Shares on or from the Stock Exchange.

(ll)
Transfer Agent and Registrar. Computershare Trust Company of Canada, at its principal offices in Vancouver, British Columbia, has been duly appointed as the transfer agent and registrar for the Common Shares.

(mm)
Money Laundering Laws. The operations of the Corporation and the Corporation Subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the money laundering Laws of all relevant jurisdictions, the rules and regulations thereunder and any related Laws issued, administered or enforced by any Governmental Authority (collectively, the “Money Laundering Laws”), and no action, suit or proceeding by or before any court or other Governmental Authority or any arbitrator non-Governmental Authority involving the Corporation or any Corporation Subsidiary with respect to the Money Laundering Laws is, to the best knowledge of the Corporation, pending or threatened.

(nn)
No Pending Changes to Law, etc. The Corporation is not aware of any pending change or contemplated change to any applicable Law that could reasonably be expected to materially affect the business of the Corporation or the business or legal environment under which the Corporation or any Corporation Subsidiary operates.

(oo)
Corporate Records. The minute books and corporate records of the Corporation and the Corporation Subsidiaries made or to be made available to the Underwriters’ Counsel in connection with the Underwriters’ due diligence investigations of the Corporation and the Corporation Subsidiaries for the period from its date of incorporation to the date of examination thereof, are the original minute books and records of such companies or true copies thereof and contain copies of all proceedings (or certified copies thereof) of the shareholders, the boards of directors and all committees of the boards of directors of such companies and there have been no other proceedings of the shareholders, boards of directors or any committee of the boards of directors of such companies that are required to be included in such minute books and records to the date of review of such corporate records and minute books not reflected in such minute books and corporate and other records other than those which have been disclosed to the Underwriters in writing and those which are or are not material in the context of the Corporation.

The representations and warranties of the Corporation contained in this Agreement shall survive the completion of the transactions contemplated under this Agreement in accordance with Section 17.

8.
Covenants of the Corporation

The Corporation hereby covenants to and with the Underwriters, on their own behalf and on behalf of the Purchasers, as applicable, as follows:

(a)
the Corporation will cause the Offered Shares to be validly issued as fully-paid and non-assessable;

(b)
the Corporation will use its commercially reasonable efforts to obtain the necessary consents from the Stock Exchange for the issuance of the Offered Shares on such conditions as are acceptable to the Underwriters and the Corporation, acting reasonably;

(c)
the Corporation will use its commercially reasonable efforts to arrange for the listing and posting for trading of the Offered Shares on the Stock Exchange upon their issue;

(d)
the Corporation shall ensure that the Offered Shares have the attributes corresponding in all material respects to the description thereof set forth in, as applicable, this Agreement and the Prospectus; and

(e)
the Corporation agrees that it shall obtain prior approval of the Underwriters as to the content and form of any press release relating to the Offering, such approval not to be unreasonably withheld or delayed. In addition, if required by Applicable Securities Laws, any press release announcing or otherwise referring to the Offering shall include (i) an appropriate notation on each page as follows: “Not for distribution to U.S. news wire services, or dissemination in the United States”; and (ii) a prominent notation of a cautionary statement to the following effect: “This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.”.

9.
Exercise of Over-Allotment Option

(a)
The Over-Allotment Option shall be exercisable, in whole or in part, and from time to time, by the Underwriters by giving written notice to the Corporation on or before a date that is not later than 30 days following the Closing Date. Any such election to purchase Over-Allotment Shares may be exercised only by written notice from the Mackie, on behalf of the Underwriters, to the Corporation (the “Over-Allotment Option Notice”) by 8:30 a.m. (Toronto time) on or before the 30th day following the Closing Date, such notice to set forth: (i) the aggregate number of Over-Allotment Shares to be purchased; and (ii) the date for the purchase of the Over-Allotment Shares, provided that such date shall not be less than two Business Days (as defined herein) following the date of such notice. Pursuant to the Over-Allotment Option Notice, the Underwriters shall severally, and not jointly, nor jointly and severally, purchase in their respective percentages set out in Section 15(a) of this Agreement, and the Corporation shall deliver and sell, the number of Over-Allotment Shares indicated in such notice, in accordance with the provisions of this Agreement.

(b)
The obligation of the Underwriters to purchase the Over-Allotment Shares at the Over-Allotment Option Closing Time (in the event that the Over-Allotment Option is exercised by the Mackie) shall be subject to the accuracy in all material respects of the representations and warranties of the Corporation contained in this Agreement (other than those subject to materiality, which should be true and correct in all respects) as of the Over-Allotment Closing Date and the performance in all material respects by the Corporation of its obligations under this Agreement. Any such closing shall be referred to as an “Over-Allotment Closing” and shall be conducted in the same manner as the closing of Offered Shares on the Closing Date. At any Over-Allotment Closing, the Corporation and the Underwriters shall make all necessary payments and the Corporation shall, at its sole expense, deliver all of the certificates, opinions and other documents to be delivered by it on the Closing Date, each updated to the date of any such Over-Allotment Closing, provided that the Corporation shall not be required to deliver updated Title Opinions and opinions and certificates of status in respect of the Corporation Subsidiaries as of the Over-Allotment Closing Date.

10.
Conditions

The Underwriters’ obligation to purchase the Offered Shares on the Closing Date shall be subject to the following conditions:

(a)
the representations and warranties of the Corporation contained in this Agreement shall be true and correct in all material respects (or, if qualified by materiality or Material Adverse Effect, in all respects) as at Closing Time, with the same force and effect as if made on Closing Time, after giving effect to the transactions contemplated by this Agreement;

(b)
the Corporation shall have complied in all material respects with all of its applicable obligations under this Agreement and satisfied all the applicable terms and conditions of this Agreement on its part to be complied with or satisfied, other than conditions which have been waived, at or prior to the Closing Time;

(c)
receipt by the Underwriters of a certificate or certificates dated the Closing Date signed by the Chief Executive Officer and Chief Financial Officer of the Corporation, or such other Person(s) as may be acceptable to the Underwriters, certifying for and on behalf of the Corporation and not in their personal capacity:

(i)
that there has been no material adverse change, financial or otherwise, to such date in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Corporation from that disclosed in the Corporation’s Information Record as it exists as of the date of this Agreement;

(ii)
that no order, ruling or determination having the effect of ceasing or suspending trading in the Common Shares or any other securities of the Corporation has been issued and no proceedings for such purposes are pending or, to the knowledge of the Persons signing such certificate, contemplated or threatened;

(iii)
that the Corporation has complied with all applicable terms and conditions of this Agreement to be complied with by the Corporation (unless waived by Mackie on behalf of the Underwriters) at or prior to Closing Time;

(iv)
that the representations and warranties of the Corporation contained herein are true and correct in all material respects (or, if qualified by materiality or Material Adverse Effect, in all respects) as of the Closing Time with the same force and effect as if made at and as of the Closing Time after giving effect to the transactions contemplated by this Agreement; and

(v)
such other matters as the Underwriters and the Underwriters’ Counsel may reasonably request;

(d)
receipt by the Underwriters of a certificate dated the Closing Date signed by an appropriate officer of the Corporation, addressed to the Underwriters and the Underwriters’ Counsel, with respect to the constating documents of the Corporation, the authorizing resolutions related to this Agreement, the Prospectus and the incumbency and specimen signatures of signing officers and directors;

(e)
receipt by the Underwriters of favourable legal opinions customary for transactions of this nature, dated as of the Closing Date, from the Corporation’s Counsel with respect to all such matters as the Underwriters may reasonably request including, (i) the valid existence of the Corporation; (ii) the authorized and issued capital of the Corporation; (iii) the enforceability of this Agreement and the certificates representing Compensation Options; (iv) the creation, authorization, issue and distribution of the Offered Shares and Compensation Options; and (v) the qualification under Applicable Securities Laws of the distribution of the Offered Shares, it being understood that the Corporation’s Counsel may rely on the opinions of local counsel acceptable to them as to matters governed by the Laws of jurisdictions other than the Province of British Columbia or Canada and may rely, to the extent appropriate in the circumstances, as to matters of fact on certificates of officers of the Corporation as to matters which specifically relate to the Corporation;

(f)
the Underwriters will have received legal opinions, dated as of the Closing Date and addressed to the Underwriters, in form and substance acceptable to the Underwriters, acting reasonably, as to (i) the title and ownership interests in the Gibellini Project (including, for greater certainty, the Bisoni-McKay deposit) and the registered Liens thereon (the "Gibellini Title Opinion") and (ii) the title and ownership interests in the Pulacayo Paca Project and the registered Liens thereon (the "Pulacayo Paca Title Opinion"), and each such legal opinion shall be consistent in all material respects to the relevant disclosure in the Corporation’s Information Record;

(g)
receipt by the Underwriters of a letter from the Auditors, dated the Closing Date, in form and substance satisfactory to the Underwriters, acting reasonably, addressed to the Underwriters and the directors of the Corporation, bringing the information contained in the “long form” comfort letter or letters referred to in Section 3(a)(iii) forward to the Closing Time, provided that such comfort letter shall be based on a review by the Auditors having a cut-off date not more than two Business Days prior to the Closing Date;

(h)
if any of the Offered Shares are sold in the United States, receipt by the Underwriters of an opinion of U.S. counsel, dated the Closing Date, to the effect that no registration is required under the 1933 Act in connection with sale of the Offered Shares, provided that such offer, sale and delivery of Offered Shares in the United States is made in compliance with this Agreement and provided further that it being understood that no opinion is expressed as to any subsequent resale of any Offered Shares;

(i)
receipt by the Underwriters of a certificate from the Transfer Agent dated the Closing Date, and signed by an authorized officer of the Transfer Agent confirming the issued capital of the Corporation;

(j)
instruments, in form satisfactory to the Underwriters, acting reasonably, from each director and officer of the Corporation with respect to the matters contemplated in Section 17b;

(k)
evidence satisfactory to the Underwriters and the Underwriters’ Counsel, acting reasonably, that the Offered Shares have been conditionally approved for listing on the Stock Exchange;

(l)
receipt by the Underwriters of such further certificates, opinions of counsel and other documentation from the Corporation as may be contemplated herein or as the Underwriters or Underwriters’ Counsel may reasonably request; provided, however, that the Underwriters shall request any such certificate or document within a reasonable period prior to the Closing Time that is sufficient for the Corporation to obtain and deliver such certificate, opinion or document;

(m)
the Underwriters will have received favourable legal opinions, dated the Closing Date and addressed to the Underwriters, from counsel to the Corporation, as to (i) the incorporation and existence of each Corporation Subsidiary through which the Corporation directly or indirectly holds an economic interest in a Project, (ii) such Corporation Subsidiaries having the requisite corporate power and capacity to own and lease their properties and assets and to conduct their businesses as presently carried on, and (iii) the registered ownership of the issued and outstanding shares of such Corporation Subsidiaries, and as to such other legal matters which the Underwriters’ Counsel may reasonably request;

(n)
the Underwriters will have received certificates of status and/or compliance (or the equivalent), where issuable under applicable Law, for the Corporation and each of the Corporation Subsidiaries to which paragraph (m) above applies, each dated within two days of the Closing Date, or such other reasonable period as may be dictated by local requirements; and

(o)
prior to the Closing Time, the Underwriters, Underwriters’ Counsel and the Underwriters’ technical consultants will have been provided with timely access to all information reasonably required to permit them to conduct a due diligence investigation of the Corporation and its consolidated business operations, properties, assets, affairs, prospects and financial condition, including access to management of the Corporation (including its qualified person(s) for purposes of NI 43-101), the Corporation’s auditors, the authors of the Technical Reports and the legal counsel of the Corporation in connection with one or more due diligence sessions to be held prior to the Closing Time.

11.
Termination Rights

The following are the termination rights of the Underwriters in respect of the Offering.

(a)
Regulatory Proceedings

If, prior to the subject Closing Time, (a) any enquiry, action, suit, investigation or other proceeding whether formal or informal, is instituted, threatened or announced or any order is made by any federal, provincial or other Governmental Authority or by any stock exchange or other regulatory authority in relation to the Corporation, or there is any change of Law or the interpretation or administration thereof, which, in the reasonable opinion of an Underwriter operates to prevent or materially restrict or suspend or materially adversely affect the distribution or trading of the Offered Shares; or (b) a cease trade order is made or threatened in respect of the Corporation by any securities commission in Canada or other competent regulatory authority, then such Underwriter shall be entitled, at its option and in accordance with Section 11(e), to terminate its obligations under this Agreement in respect of such securities by written notice to that effect given to the Corporation at any time prior to Closing Time.

(b)
Material Adverse Change

If, prior to Closing Time, there should occur or be discovered any change of the nature contemplated in Section 4(a), (other than, in each case, a change relating solely to one or more of the Underwriters), in each case which, in the opinion of an Underwriter, might reasonably be expected to have a significant adverse effect on the market price or value of the Offered Shares, as applicable, such Underwriter shall be entitled in respect of such securities, at its option and in accordance with Section 11(e), to terminate its obligations under this Agreement by written notice to that effect given to the Corporation at any time prior to the Closing Time.

(c)
Disaster Out

If, prior to the Closing Time, there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence (including, without limitation, any natural catastrophe, any outbreak or escalation of war, hostilities or terrorism, any declared pandemic of a serious contagious disease, or national emergency or similar event) or any new Law or regulation is enacted (including a change in any existing law or regulation), inquiry or other occurrence of any nature whatsoever (including the COVID-19 outbreak, to the extent that there is any material adverse development related thereto after October 20, 2020), or similar event or the escalation thereof, which in the opinion of an Underwriter, seriously adversely affects, or involves, or will, or could reasonably be expected to, seriously adversely affect, or involve, the financial markets or the business, operations or affairs of the Corporation and the Corporation Subsidiaries, taken as a whole, then such Underwriter shall be entitled at its option and in accordance with Section 11(e), to terminate its obligations under this Agreement by written notice to that effect given to the Corporation at any time prior to the Closing Time.

(d)
Conditions

The Corporation agrees that all terms and conditions contained in this Agreement shall be construed as conditions and complied with so far as they relate to acts to be performed or caused to be performed by it, that it will use its reasonable best efforts to cause such terms and conditions to be complied with, and that any breach or failure by the Corporation to comply with any such terms or conditions that has not been rectified to the satisfaction of the Underwriters (acting reasonably) within 48 hours of when such Underwriter provides notice to the Corporation of the same shall entitle any of the Underwriters to terminate its obligations to purchase the Offered Shares by giving notice to that effect to the Corporation at or prior to the Closing Time, unless otherwise expressly provided in this Agreement. The Underwriters may waive, in whole or in part, or extend the time for compliance with, any terms and conditions without prejudice to their rights in respect of any other of such terms and conditions or any other or subsequent breach or non-compliance, provided that any such waiver or extension shall be binding upon the Underwriters only if such waiver or extension is in writing and signed by each relevant Underwriter.

(e)
Exercise of Termination Rights

The rights of termination contained in Sections 11(a), (b), and (c) may be exercised by any relevant Underwriter and are in addition to any other rights or remedies any of the Underwriters may have in respect of any default, act or failure to act or noncompliance by the Corporation in respect of any of the matters contemplated by this Agreement or otherwise. In the event of any such termination, there shall be no further liability on the part of the relevant Underwriter(s) to the Corporation or on the part of the Corporation to the relevant Underwriter(s) except in respect of any liability which may have arisen or may arise after such termination under the indemnity, contribution and expense provisions of Sections 12, 13 and 14. A notice of termination given by an Underwriter under Sections 11(a), (b), or (c) shall not be binding upon any other Underwriter. A copy of any notice of termination shall be provided to the other Underwriter.

12.
Indemnities

(a)
Corporation’s Indemnity

The Corporation agrees to indemnify and save harmless each of the Underwriters and any U.S. Affiliate of an Underwriter that sells any Offered Shares during the distribution, and each of their respective directors, officers, employees and agents (collectively, the “Indemnified Parties” and each an “Indemnified Party”) from and against all losses (other than a loss of profits), claims (including shareholder actions, derivative or otherwise), actions, damages, liabilities, costs or expenses, joint or several, including reimbursement to the Underwriters upon demand of the aggregate amount paid in reasonable settlement of any actions, suits, proceedings, investigations or claims and the reasonable fees and expenses of their counsel that may be incurred in advising with respect to and/or defending any action, suit, proceeding, investigation or claim that may be made or threatened against any Indemnified Party or in enforcing this indemnity (collectively, “Claims” and each, a “Claim”) in any way caused by, or arising directly or indirectly from, or in consequence of:

(i)
any information or statement (except any statement relating solely to the Underwriters or any of them) contained in a Prospectus, in the Corporation’s Information Record or in any certificate of the Corporation delivered under this Agreement which at the time and in the light of the circumstances under which it was made contains or is alleged to contain a misrepresentation;

(ii)
any omission or alleged omission to state in a Prospectus, in the Corporation’s Information Record or any certificate of the Corporation delivered under this Agreement, any fact (except facts relating solely to the Underwriters or any of them) required to be stated in such document or necessary to make any statement in such document not misleading in light of the circumstances under which it was made;

(iii)
any order made or enquiry, investigation or proceedings commenced or threatened by any Canadian Securities Regulator or other competent authority based upon any untrue statement or omission or alleged untrue statement or alleged omission or any misrepresentation or alleged misrepresentation (except a statement or omission or alleged statement or omission relating solely to the Underwriters) in a Prospectus, in the Corporation’s Information Record or based upon any failure to comply with Applicable Securities Laws (other than any failure to comply by the Underwriters), preventing or restricting the trading in or the sale or distribution of the Offered Shares in any of the Qualifying Provinces (except any such order, inquiry, investigation or proceeding caused solely by the Underwriters or any of them);

(iv)
the non-compliance or alleged non-compliance by the Corporation with any Applicable Securities Laws, including any non-compliance with continuous disclosure obligations or any statutory requirement to make any document available for inspection, except as caused solely by the Underwriters or any of them; or

(v)
the Corporation is in breach of any material term, condition or covenant of this Agreement or any material representation or warranty given by the Corporation in this Agreement is or becomes false,

provided that, if and to the extent that a court of competent jurisdiction in a final judgment from which no appeal can be made or a regulatory authority in a final ruling from which no appeal can be made shall determine that the liabilities, claims, actions, suits, proceedings, losses, costs, damages or expenses resulted from the gross negligence, fraud or wilful misconduct of an Indemnified Party claiming indemnity, this indemnity shall cease to apply to such Indemnified Party.

The Corporation also agrees that no Indemnified Party shall have any liability (whether direct or indirect, in contract or tort or otherwise) to the Corporation or any Person asserting claims on behalf of or in right of the Corporation for or in connection with this Agreement or the Offering, except to the extent any losses, expenses, claims, actions, damages or liabilities incurred by the Corporation are determined by a court of competent jurisdiction in a final judgement that has become non-appealable to have resulted from the gross negligence or wilful misconduct of such Indemnified Party.

(b)
Notification of Claims

If any Claim is asserted against any Indemnified Party, such Indemnified Party will notify the Corporation as soon as possible of the nature of such Claim, but failure to notify the Corporation shall not relieve the Corporation of any obligation which it may have to such Indemnified Party under this Section 12 except to the extent by which the Corporation is prejudiced by such failure, and the Corporation shall be entitled (but not required) to assume the defence of any suit brought to enforce such Claim. However, the defence shall be conducted through legal counsel acceptable to the Indemnified Party, acting reasonably, and no settlement of any such Claim or admission of liability may be made by the Corporation or the Indemnified Party without the prior written consent of the other party, such consent not to be unreasonably withheld and the Corporation shall not be liable for any settlement of any such Claim unless it has consented in writing to such settlement, such consent not to be unreasonably withheld.

(c)
Right of Indemnity in Favour of Others

With respect to any Indemnified Party who is not a party to this Agreement, the Underwriters shall obtain and hold the rights and benefits of this Section 12 in trust for and on behalf of such Indemnified Party.

(d)
Retaining Counsel

In any such Claim, the Indemnified Party shall have the right to retain separate counsel to act on his or its behalf; provided that the fees and disbursements of such counsel shall be paid by the Indemnified Party unless: (i) the Corporation and the Indemnified Party shall have mutually agreed to the retention of the other counsel; (ii) the Corporation has not assumed the defence of the Claim within 30 days of receiving written notice of such Claim; or (iii) the named parties to any such Claim (including any added third or impleaded party) include both the Indemnified Party and the Corporation and the representation of both parties by the same counsel would be inappropriate due to the actual or potential differing interests between them; provided that the Corporation shall only be required to pay the fees of one set of counsel in a jurisdiction pursuant to this Section 12(d) for all Indemnified Parties.

(e)
Limitation

Notwithstanding the other provisions of this Section 12, the foregoing rights of indemnity set out in Section 12(a) hereof shall not enure to any Indemnified Party if the Corporation has complied with the provisions of Sections 3 and 4 hereof and the claim for indemnification relates to a Person asserting a Claim in respect of an alleged untrue statement or alleged omission from any document, including the Prospectus, and such Person was not, on a timely basis after such compliance by the Corporation, provided with a copy of the Prospectus which corrects such alleged untrue statement or alleged omission and which was required, under applicable Law, to be delivered to such Person by such Indemnified Party.

13.
Contribution

(a)
Contribution from the Corporation

In order to provide for a just and equitable contribution in circumstances in which the indemnity provided in Section 12 (as modified by Section 12(e)) would otherwise be available in accordance with its terms but is, for any reason, other than as a result of the terms of Section 12 held to be unavailable to or unenforceable by the Underwriters or enforceable otherwise than in accordance with its terms, the Corporation and the relevant Underwriter(s) shall contribute to the aggregate of all claims, expenses, costs and liabilities and all losses (other than loss of profits relating to the distribution of the Offered Shares) of a nature contemplated by Section 12 in such proportions so that the relevant Underwriter(s) are responsible for the portion represented by the percentage that the aggregate fee actually paid by the Corporation to the relevant Underwriter(s) in respect of the Offering bears to the aggregate offering price of the securities issued under the Offering, and the Corporation is responsible for the balance. The relevant Underwriter(s) shall not in any event be liable to contribute, in the aggregate, any amounts in respect of the Offering in excess of such aggregate fee or any portion of such fee actually received in respect of the Offering. Notwithstanding the foregoing, no Person who has been determined by a court of competent jurisdiction in a final judgment from which no appeal can be made to have engaged in any fraud, wilful misconduct or fraudulent misrepresentation shall be entitled to claim contribution from any Person who has not also been determined by a court of competent jurisdiction in a final judgment from which no appeal can be made to have engaged in such fraud, wilful misconduct or fraudulent misrepresentation.

(b)
Right of Contribution in Addition to Other Rights

The rights to contribution provided in this Section 13 shall be in addition to and not in derogation of any other right to contribution which the Underwriters or the Corporation may have by Law.

(c)
Right of Contribution in Favour of Others

With respect to this Section 13, the Corporation acknowledges and agrees that the Underwriters are contracting on their own behalf and as agents for their directors, officers, employees and agents.

14.
 Expenses

Whether or not the transactions contemplated by this Agreement are completed, except as specifically provided below, all expenses of or incidental to the transactions set out in this Agreement shall be borne by the Corporation without duplication including expenses payable in connection with the qualification of the Offered Shares for distribution to the public, the fees and disbursements of the Corporation’s Counsel, the reasonable fees (which shall not exceed $125,000 in the aggregate excluding taxes and disbursements) of the Underwriters’ Counsel, the reasonable out-of-pocket expenses of the Underwriters (including travel expenses, hotel accommodations and meals in connection with road shows and marketing activities) (together with the fees and disbursements of Underwriters’ Counsel, the “Expenses”), the fees and expenses of the Auditors, the fees relating to listing the Offered Shares on the Stock Exchange, and all costs incurred in connection with the preparation and printing of each Prospectus and the certificates representing the Offered Shares. The Corporation shall also be responsible for any exigible Harmonized Sales Tax on the foregoing amounts.

15.
Certain Underwriter Obligations

(a)
Obligation of Underwriters to Purchase

Subject to the terms and conditions hereof, the obligation of the Underwriters to purchase the Offered Shares shall be several and not joint. The percentage of the aggregate number of the Offered Shares to be separately purchased and paid for by the Underwriters shall be as follows:

Mackie Research Capital Corporation	50.0%
Canaccord Genuity Corp.	30.0%
Sprott Capital Partners LP	20.0%

Subject to Section 15(b), if one of the Underwriters (the “Refusing Underwriter”) fails to purchase their percentage of the Offered Shares at the Closing Time, then the other Underwriter (the “Continuing Underwriter”) shall have the right, but shall not be obligated, to purchase such Offered Shares. If the Continuing Underwriter does not purchase all the Offered Shares of the Refusing Underwriter, the Corporation shall be entitled to terminate its obligations under this Agreement in respect of the Offering without further liability of the Corporation to the Continuing Underwriter, on the one hand, or on the part of the Continuing Underwriter to the Corporation, on the other hand, except in respect of any liability which may have arisen or may arise under Sections 12, 13 and 14. Nothing in this Section 15 shall relieve any Refusing Underwriter from liability to the Corporation.

(b)
Rights to Purchase of the Other Underwriters

If one or more, but not each, of the Underwriters shall exercise their right of termination under Section 11 in respect of the Offering, then the other Underwriter(s) shall have the right, but shall not be obligated, to purchase all of the percentage of Offered Shares which would otherwise have been purchased by such Underwriter(s) which have so exercised their right of termination.

16.
Survival of Representations and Warranties

The representations, warranties, obligations and agreements of the Corporation and the Underwriters contained in this Agreement made as of the date hereof and in any certificate delivered pursuant to this Agreement or in connection with the purchase and sale of the Offered Shares shall survive the purchase and sale of the Offered Shares, and shall continue in full force and effect, unaffected by any subsequent disposition of the Offered Shares by the Underwriters or the termination of the relevant Underwriter(s)’ obligations in accordance with the time periods set forth in applicable Laws (except in the case of fraud in which case no time limit will apply), and shall not be limited or prejudiced by any investigation made by or on behalf of the relevant Underwriter(s) in connection with the preparation of the Prospectus.

17.
Standstill

Without the prior written consent of Mackie, on behalf of the Underwriters, such consent not to be unreasonably withheld or delayed:

a.
for a period beginning on the date of this Agreement and ending 120 days after the Closing Date, the Corporation agrees not to issue any Common Shares or securities convertible or exercisable into Common Shares other than for purposes of (i) directors’, officers’ or employee stock options, or other Common Share plans in existence or adopted by the Corporation’s board of directors as of the date hereof, or (ii) other outstanding rights issued as at the date hereof;:

b.
for a period beginning on the date of this Agreement and ending 90 days after the Closing Date, none of the directors, senior officers and insiders of the Corporation will, directly or indirectly, offer, sell, contract to sell, lend, swap, or enter into any other agreement to transfer the economic consequences of, or otherwise dispose of or deal with, or publicly announce any intention to offer, sell, contract to sell, grant or sell any option to purchase, hypothecate, pledge, transfer, assign, purchase any option or contract to sell, lend, swap or enter into any agreement to transfer the economic consequences of, or otherwise dispose of or deal with, whether through the facilities of a stock exchange, by private placement or otherwise, securities of the Corporation held by them, directly or indirectly, provided that Mackie's consent shall not be required in connection with (a) the exercise of previously issued options or other convertible securities, (b) transfers among a shareholder's affiliates for tax or other planning purposes, (c) a tender or sale by a shareholder of securities of the Corporation in or pursuant to a take-over bid or similar transaction involving a change of control of the Corporation, (d) the sale of up to $500,000 of Common Shares primarily to fund the exercise of previously issued options or other convertible securities.

18.
Time of the Essence

Time shall be of the essence of this Agreement.

19.
Governing Law

This Agreement shall be governed by and construed in accordance with the Laws of the Province of British Columbia and the Laws of Canada applicable therein and the courts of the Province of British Columbia shall have non-exclusive jurisdiction over any dispute hereunder.

20.
Notices

Unless otherwise expressly provided in this Agreement, any notice or other communication to be given under this Agreement shall be in writing:

(a)
to the Corporation at:

Silver Elephant Mining Corp.
409 Granville Street, Suite 1610
Vancouver, BC V6C 1T2

Attention:	John Lee, Executive Chairman
Email:	maucapital@gmail.com

with a copy (which will not constitute notice) to:

MLT Aikins LLP
Suite 2600 - 1066 West Hastings Street
Vancouver, British Columbia V6E 3X1

Attention:	Mahdi Shams
Email:	MShams@mltakins.com

(b)
to the Underwriters:

Mackie Research Capital Corporation
199 Bay Street, Suite 4500
Commerce Court West
Toronto, Ontario M5C 1G2

Attention:	David Greifenberger
Email:	dgreifenberger@mackieresearch.com

Canaccord Genuity Corp.
161 Bay Street, Suite 3100
PO Box 516
Toronto, Ontario M5J 2S1

Attention:	Earle McMaster
Email:	emcmaster@cgf.com

Sprott Capital Partners LP
Royal Bank Plaza, South Tower
200 Bay Street, Suite 2600
Toronto, Ontario M5J 2J1

Attention:	David Wargo
Email:	dwargo@sprott.com

with a copy (which will not constitute notice) to:

McCarthy Tétrault LLP
66 Wellington Street West, Suite 5300
TD Bank Tower
Toronto, Ontario
Canada M5K 1E6

Attention: Gary Litwack
Email: glitwack@mccarthy.ca

or to such other address as any of the parties may designate by notice given to the others.

Each notice shall be personally delivered to the addressee or sent by electronic transmission to the addressee and (i) a notice which is personally delivered shall, if delivered on a Business Day, be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is delivered; and (ii) a notice which is sent by electronic transmission shall be deemed to be given and received on the first Business Day following the day on which it is sent (with confirmed transmission).

21.
Authority of Mackie

Mackie is hereby authorized by Canaccord Genuity Corp. and Sprott Capital Partners LP to act on its behalf and the Corporation shall be entitled to and shall act on any notice given in accordance with Section 20 or agreement entered into by or on behalf of the Underwriters by Mackie, which represent and warrant that they have irrevocable authority to bind the Underwriters, except in respect of any consent to a settlement pursuant to Section 12 (which consent shall be given by the Indemnified Party), a notice of termination pursuant to Section 11 (which notice may be given by any of the Underwriters), or any waiver pursuant to Section 12 (which waiver must be signed by all of the Underwriters). Mackie shall take reasonable steps to consult with the other Underwriter concerning any matter in respect of which it acts as representative of the Underwriters.

22. No Fiduciary Duty

The Corporation hereby acknowledges that (i) the purchase and sale of the Offered Shares pursuant to this Agreement is an arm’s-length commercial transaction between the Corporation, on the one hand, and each of the relevant Underwriter(s) and any affiliate through which it may be acting, on the other, (ii) each of the Underwriters is acting as principal and not as an agent or fiduciary of the Corporation and (iii) the Corporation’s engagement of each of the Underwriters in connection with the Offering and the process leading up to the Offering is as independent contractors and not in any other capacity. Furthermore, the Corporation agrees that it is solely responsible for making its own judgments in connection with the Offering (irrespective of whether any of the Underwriters has advised or is currently advising the Corporation on related or other matters). The Corporation agrees that it will not claim that the Underwriters have rendered advisory services of any nature or respect, or owes an agency, fiduciary or similar duty to the Corporation, in connection with such transaction or the process leading thereto.

23. Conflict of Interest

The Corporation: (i) acknowledges and agrees that each Underwriter has certain statutory obligations as registrants under the Applicable Securities Laws and has fiduciary relationships with its clients; and (ii) consents to each Underwriter acting hereunder while continuing to act for its clients. To the extent that either Underwriter’s statutory obligations as registrant under the Applicable Securities Laws or fiduciary relationships with its clients conflict with its obligations hereunder, such Underwriter will be entitled to fulfil its statutory obligations as registrant under the Applicable Securities Laws and its fiduciary duties to its clients. Nothing in this Agreement will be interpreted to prevent an Underwriter from fulfilling its statutory obligations as registrant under the Applicable Securities Laws or to satisfy its fiduciary duties to its clients. For greater certainty, nothing in this section releases the Underwriters from its obligations under this Agreement except to the extent reasonably necessary to fulfill its statutory obligations as registrant under the Applicable Securities Laws or satisfy its fiduciary duties to its clients.

24. Further Assurances

The parties hereto covenant and agree to sign such other documents, do and perform and cause to be done and performed such further and other acts and things as may be necessary or desirable in order to give full effect to this Agreement and every provision of it.

25. Assignment and Enurement

No party to this Agreement may assign this Agreement, any part hereof or its rights hereunder without the prior written consent of the other parties. Subject to the foregoing, this Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

26. Invalidity

In the event that any provision or part of this Agreement will be deemed void or invalid by a court of competent jurisdiction, the remaining provisions or parts shall be and remain in full force and effect. If, in any judicial proceeding, any provision of this Agreement is found to be so broad as to be unenforceable, it is hereby agreed that such provision shall be interpreted to be only so broad as to be enforceable.

27. Advertisements

The Corporation acknowledges that the Underwriters shall have the right following closing of the Offering, at their own expense, to place such advertisement or advertisements relating to the Offering as the Underwriters may consider desirable or appropriate and as may be permitted by applicable Law.

28.
Entire Agreement

The provisions contained herein constitute the entire agreement among the parties effective as of the date hereof and supersede all previous communications, representations, understandings and agreements among the parties with respect to the subject matter hereof, whether verbal or written, including the letter agreement between Mackie and the Corporation, dated and accepted on October 20, 2020, as amended. Notwithstanding the foregoing, the provisions of paragraph 17 of such letter remains in effect.

29.
Counterparts

This Agreement may be executed by any one or more of the parties to this Agreement in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same instrument.

[Execution Page Follows]

If the foregoing is in accordance with your understanding and is agreed to by you, please signify your acceptance by executing the enclosed copies of this letter where indicated below and returning them to Mackie, upon which this letter as so accepted shall constitute an Agreement among us.

Yours very truly,

MACKIE RESEARCH CAPITAL CORPORATION
By:	"David Greifenberger"
Name: David GreifenbergerTitle: Managing Director, Investment Banking

CANACCORD GENUITY CORP.
By:	"Earle McMaster"
Name: Earle McMasterTitle: Director, Investment Banking

SPROTT CAPITAL PARTNERS LP, by its general partner, SPROTT CAPITAL PARTNERS GP INC.
By:	"David Wargo"
Name: David WargoTitle: Managing Director and Head of Investment Banking

The foregoing offer is accepted and agreed to as of the date first above written.

Yours very truly,

SILVER ELEPHANT MINING CORP.
By:	"John Lee"
Name: John LeeTitle: Executive Chairman

SCHEDULE “A”

DETAILS AS TO OUTSTANDING CONVERTIBLE SECURITIES

Please note that these values are as at close of business on October 23, 2020.

CURRENT OUTSTANDING WARRANTS

27,834,667

CURRENT OUTSTANDING OPTIONS

10,385,000

SCHEDULE “B”

INTERESTS IN CORPORATION SUBSIDIARIES

SCHEDULE “C”

DETAILS OF THE MINERAL RIGHTS

Gibellini Mineral Rights

Attached hereto as Exhibit 1 to this Schedule “C”.

Pulacayo Mineral Rights

Attached hereto as Exhibit 2 to this Schedule “C”.

SCHEDULE D

UNDERWRITERS’ CERTIFICATE

In connection with the private placement in the United States of common shares of Silver Elephant Mining Corp. (the “Offered Securities”) pursuant to the Underwriting Agreement made as of October 26, 2020 between Silver Elephant Mining Corp. and the Underwriters named therein (the “Underwriting Agreement”), each of the undersigned and [name of U.S. broker-dealer affiliate], its U.S. broker-dealer affiliate (the “U.S. Affiliate”) do hereby certify as follows:

(a)
we have offered and sold the Offered Securities in the United States exclusively through the U.S. Affiliate, which is duly registered as a broker-dealer pursuant to Section 15(b) of the 1933 Act, is duly registered as a broker-dealer under the laws of each U.S. state in which it has offered or sold the Offered Securities (except where an exemption from state broker-dealer registration requirements is available) and is a member of and is in good standing with the Financial Industry Regulatory Authority, Inc. on the date hereof;

(b)
all offers and sales of the Offered Securities by us in the United States have been effected in accordance with all applicable U.S. federal and state broker-dealer requirements;

(c)
each offeree in the United States or, each offeree that is, or is acting for the account or benefit of, a person in the United States that we offered the Offered Securities was provided with a copy of either the Preliminary U.S. Placement Memorandum or the Final U.S. Placement Memorandum, each purchaser in the United States, or each purchaser acting for the account or benefit of, a person in the United States that we have arranged to purchase Offered Securities from the Corporation was provided with a copy of the Final U.S. Placement Memorandum, and we have not used any other written material in connection with the offer and sale of the Offered Securities;

(d)
immediately prior to making any offer or solicitation to an offeree in the United States we had reasonable grounds to believe and did believe that each offeree was either (i) a Qualified Institutional Buyer, in the case of a person that was offered the Offered Securities as principal, or (ii) a U.S. Accredited Investor, in the case of a person that we have arranged to purchase Offered Securities as a substituted purchaser, and, on the date hereof, we continue to believe that each purchaser that we have arranged to purchase Offered Securities from us as principal is a Qualified Institutional Buyer and that each purchaser that we have arranged to purchase Offered Securities as a substituted purchaser in the United States is a U.S. Accredited Investor;

(e)
no General Solicitation or General Advertising was used by us in connection with the offer or sale of the Offered Securities in the United States;

(f)
prior to any sale of the Offered Securities in the United States, we caused each U.S. purchaser that was a U.S. Accredited Investor to execute a subscription agreement substantially in the form attached as Exhibit II to the Final U.S. Placement Memorandum;

(g)
prior to any sale of the Offered Securities in the United States, we caused each U.S. purchaser that was a Qualified Institutional Buyer to execute a Qualified Institutional Buyer letter substantially in the form attached as Exhibit I to the Final U.S. Placement Memorandum;

(h)
with respect to the Offered Securities offered and sold pursuant to the Underwriting Agreement in reliance upon Rule 506(b) of Regulation D, if any, none of the Underwriter Covered Persons is subject to any Disqualification Event except for a Disqualification Event covered by Rule 506(d)(2) of Regulation D and a description of which has been furnished in writing to the Corporation prior to the date hereof, or in the case of a Disqualification Event occurring after the date hereof, prior to the Closing Date, and we have not paid or nor will we pay, nor are we aware of any other person that has paid or will pay, directly or indirectly, any remuneration to any person (other than the Underwriter Covered Persons or Issuer Covered Persons) for solicitation of purchasers of the Offered Securities; and

(i)
the offering of the Offered Securities has been conducted by us in accordance with the terms of the Underwriting Agreement.

Terms used in this certificate have the meanings given to them in the Underwriting Agreement.

DATED this ___ day of ____________, 2020.

[NAME OF UNDERWRITER]	[NAME OF U.S. AFFILIATE]

By: ________________________	By: ________________________
Name:	Name:
Title:	Title: